MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2002

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries and their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; and all references to “Japanese yen,” JP¥ or “¥” are to the lawful currency of Japan. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of Php52.41 = US$1.00, the volume weighted average exchange rate at September 30, 2002 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

On June 4, 2001, Pilipino Telephone Corporation, or Piltel, completed the restructuring of approximately Php41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. Under the terms of Piltel's debt restructuring plan, PLDT is not permitted to demand or receive any payment, redemption or distribution in respect of any present or future liability owed by Piltel to PLDT or any affiliate until all amounts owed to participating creditors have been paid or discharged, except for payments due in respect of transactions having arm's-length terms. These severe long-term restrictions significantly impair the ability of Piltel to transfer funds to PLDT. In addition, PLDT is subject to contractual restrictions on the amount of financial support it can provide to Piltel under the PLDT letter of support issued in connection with Piltel’s debt restructuring. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt restructuring. As a result, our ownership of Piltel's outstanding common stock decreased from 57.6% to approximately 45.3%. Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, Piltel's financial position and results of operations are excluded from our consolidated balance sheets as of September 30, 2002 (unaudited) and December 31, 2001(audited) and unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2002. Our unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see Notes 2 and 7 to the accompanying financial statements.

Financial Highlights

	September 30,	December 31,
(in million pesos, except where otherwise indicated)	2002	2001
	(unaudited)	(audited)
Consolidated Balance Sheets
Total assets	305,040.5	307,622.3
Property, plant and equipment - net	252,201.5	256,477.0
Total debt	171,052.6	175,358.7
Total stockholders’ equity	91,765.3	88,627.6
Debt to equity ratio	1.86x	1.98x

	Nine Months Ended September 30,
	2002	2001
	(unaudited)
Consolidated Statements of Income
Operating revenues	58,929.2	53,583.7
Operating expenses	43,975.6	41,242.8
Net operating income	14,953.6	12,340.9
EBIT(1)	16,292.7	13,022.4
EBITDA(2)	34,156.7	29,421.0
Net income	4,156.2	2,381.8
Operating margin	25.4%	23.0%
EBITDA margin	58.0%	54.9%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	40,418.6	25,905.0
Net cash used in investing activities	11,830.9	20,867.8
Capital expenditures	11,107.9	19,650.6
Net cash used in financing activities	25,500.5	10,270.3

______________

(1) EBIT is defined as earnings before minority interest in net earnings (losses) of consolidated subsidiaries, adding back interest expense and related items and taxes. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

(2) EBITDA is defined as earnings before minority interest in net earnings (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

EBIT and EBITDA on a consolidated basis for the nine months ended September 30, 2002 and 2001 are derived as follows:

	Nine Months Ended September 30,
	2002	2001
	(in million pesos)
Earnings before minority interest in net earnings (losses) of consolidated subsidiaries(a)	4,135.9	676.5
Add: Interest expenses and related items, net of capitalized interest(b)	10,693.2	11,225.1
Provision for income tax(a)	1,463.6	1,120.8
EBIT	16,292.7	13,022.4
Add: Depreciation and amortization(a)	17,864.0	16,398.6
EBITDA	34,156.7	29,421.0

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(a) See Statements of Income of the accompanying financial statements.

(b) See Note 15 to the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s affiliate Piltel and PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., and Maranao Telephone Company, Inc., which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiary Smart Communications, Inc. and PLDT’s affiliate Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Philippines Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc.; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc., Internet access services provided by ePLDT’s subsidiary Infocom Technologies, Inc., and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for the nine months ended September 30, 2002 and 2001. Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Nine Months Ended September 30,
	2002	%(1)	2001	%(1)
	(in million pesos, except percentages)
Operating Revenues
Fixed line	33,929.5	57.6	35,846.9	66.9
Wireless	24,376.5	41.4	17,408.6	32.5
Information and communications technology	623.2	1.0	328.2	0.6
	58,929.2	100.0	53,583.7	100.0
Operating Expenses
Fixed line	23,989.6	40.7	25,039.5	46.7
Wireless	19,044.0	32.3	15,688.8	29.3
Information and communications technology	942.0	1.6	514.5	1.0
	43,975.6	74.6	41,242.8	77.0
Net Operating Income (Loss)
Fixed line	9,939.9	16.9	10,807.4	20.2
Wireless	5,332.5	9.1	1,719.8	3.2
Information and communications technology	(318.8)	(0.6)	(186.3)	(0.4)
	14,953.6	25.4	12,340.9	23.0

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(1) Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

Consolidated Operating Revenues

Our consolidated operating revenues for the first nine months of 2002 increased by Php5,345.5 million, or 10.0%, to Php58,929.2 million from Php53,583.7 million for the same period in 2001 largely as a result of the continued strong growth of our wireless business. Smart contributed Php23,722.8 million in revenues for the first nine months of 2002, an increase of 50.7% from the Php15,742.6 million it contributed for the first nine months of 2001. Smart’s revenue contribution from its cellular operations accounted for 40.3% of our consolidated operating revenues for the first nine months of 2002, compared to 29.4% for the same period in 2001.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total revenues from our fixed line business decreased by Php1,917.4 million, or 5.3%, to Php33,929.5 million in the first nine months of 2002 from Php35,846.9 million in the same period in 2001. The decrease was attributable to the general decline in revenues from fixed line business segments, except revenues from data and other network services, and the deconsolidation of Piltel, which contributed Php455.5 million in fixed line revenues in the first half of 2001. As a percentage of our consolidated operating revenues, fixed line revenues also decreased to 57.6% in the first nine months of 2002 from 66.9% in the same period in 2001 brought about by the strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the nine months ended September 30, 2002 and 2001 by service segment:

	Nine Months Ended September 30,
	2002	%	2001	%
	(in million pesos, except percentages)
Fixed line services:
Local exchange	15,936.2	47.0	16,428.2	45.8
International long distance	7,804.3	23.0	9,016.1	25.2
National long distance	5,836.8	17.2	6,559.0	18.3
Data and other network	4,125.8	12.2	3,516.9	9.8
Miscellaneous	226.4	0.6	326.7	0.9
Total	33,929.5	100.0	35,846.9	100.0

Local Exchange Service

Our local exchange service revenues consist of:

  flat monthly fees for our billed service;

  installation charges and other one-time fees associated with the establishment of customer service;

  fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

  proceeds from sales of prepaid call cards (gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses) and calls from payphones and coin-operated phones; and

  charges for special features, including bundled value-added services such as call waiting, call forwarding, 3-party conference calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended September 30,
	2002	2001

Consolidated local exchange revenues (in million pesos)	15,936.2	16,428.2
Number of fixed lines in service
PLDT Group	2,153,798	2,098,536
PLDT(1)	2,128,396	2,078,865
Number of PLDT employees	12,584	12,940
Number of PLDT fixed lines in service per PLDT employee	169	161

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(1) Approximately 88% and 96% were postpaid fixed line subscribers as of September 30, 2002 and 2001, respectively.

Revenues from our local exchange service for the first nine months of 2002 decreased by Php492.0 million, or 3.0%, to Php15,936.2 million from Php16,428.2 million for the same period in 2001. The decrease was mainly due to the effects of the deconsolidation of Piltel, which contributed local exchange revenues of Php300.8 in the first six months of 2001, and a shift in subscriber preference from postpaid to prepaid services that generate lower average revenue per subscriber. Partially offsetting these two factors were the combined effects of a slight increase in our monthly local service rates resulting from currency-related rate adjustments and an increase in subscription to our bundled value-added services. As a percentage of our total fixed line revenues, local exchange service revenues increased to 47.0% in the first nine months of 2002 from 45.8% in the same period in 2001.

Gross additions to PLDT's fixed lines in service in the first nine months of 2002 totaled 405,703, which was 15.3% higher than the 351,887 gross additions for the same period in 2001. On a net basis, PLDT’s fixed line additions in the first nine months of 2002 totaled 53,287, which was 67.3% lower compared to the net additions of 162,880 in the first nine months of 2001. While fixed line additions totaled 114,699 for our prepaid fixed line services, particularly Teletipid and Telesulit, postpaid fixed lines declined by 61,412 in the first nine months of 2002.

Launched in 2000, Teletipid was initially intended as an affordable alternative telephone service for consumers under difficult economic conditions. In 2001, Teletipid became part of PLDT's overall churn and credit risk exposure management and subscriber retention efforts. Teletipid phone kits, each containing Php300 worth of pre-stored call credits, are sold for Php1,700 per unit. Prior to May 1, 2002, Teletipid subscribers were charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate was increased to Php1.00 per minute, but the national and international long distance call rates remained unchanged.

In February 2002, PLDT launched a premium variant to Teletipid under the brand name Telesulit. Telesulit phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. The local call rate for Telesulit is Php0.75 per minute, while the national and international long distance rates are the same as those applicable to Teletipid and postpaid fixed line subscribers. A Teletipid subscriber migrating to Telesulit will be able to retain the same telephone number.

As of September 30, 2002, PLDT’s active prepaid fixed line subscribers totaled 259,201, of which 129,801 were Teletipid subscribers and 129,400 were Telesulit subscribers. Approximately 70% of Teletipid subscribers were new subscribers and the remaining 30% were migrated subscribers from PLDT’s postpaid fixed line service instead of being disconnected from the service for non-payment of bills, while approximately 59% of Telesulit subscribers were new subscribers and the remaining 41% were previously postpaid fixed line subscribers. As of September 30, 2002, prepaid fixed line subscribers represented approximately 12% of PLDT’s total fixed lines in service.

A prepaid fixed line subscriber is recognized as a subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php300 in the case of Teletipid and Php500 in the case of Telesulit. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for Teletipid and within one month for Telesulit after the expiry of the last reload. Revenues from the sale of prepaid cards are recognized when sold to dealers or directly to consumers through PLDT's business offices. All sales of prepaid Teletipid and Telesulit cards, whether through dealers or through PLDT's business offices, are on a non-refundable basis.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we increase or decrease our monthly local service rates by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 = US$1.00. We increase our local exchange service rates after giving 15 days' prior notice to the NTC following a depreciation of the peso; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. Under this mechanism, we implemented six downward adjustments and seven upward adjustments in our monthly local service rates during the first nine months of 2002, compared to eight upward adjustments and four downward adjustments during the same period in 2001. The average peso-to-dollar rate in the first nine months of 2002 was Php51.134 = US$1.00, compared to the average of Php50.781 = US$1.00 in the first nine months of 2001. This change in the average peso-to-dollar rate corresponded to a peso depreciation of 0.7%, which resulted in a 0.6% average net increase in our monthly local service rates, thus contributing to the increase in our local exchange revenues.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced additional value-added products and services such as Caller ID and tXt 135. Caller ID allows subscribers to identify callers by telephone number, and it is now bundled at special rates with other value-added phone services, such as call waiting, call forwarding, 3-party conference calling and speed calling. tXt 135 allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets and is capable of international text messaging. PLDT intends to launch a full two-way text messaging service in 2003.

The ratio of PLDT fixed lines in service per PLDT employee improved from 161 at September 30, 2001 to 169 at September 30, 2002 due to the increase in PLDT's fixed lines in service and the reduction of PLDT's workforce. During the 12 months ended September 30, 2002, PLDT's workforce was reduced by 356 employees, or 2.8%, mainly as a result of PLDT’s ongoing manpower reduction program.

International Long Distance Service

International long distance revenues generated through our international gateway facilities consist of:

  inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

  access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

  outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended
	September 30,
	2002	2001

Consolidated international long distance revenues (in million pesos)	7,804.3	9,016.1
Inbound	6,158.0	7,105.8
Outbound	1,646.3	1,910.3

International call volumes (in million minutes)
PLDT Group(1)	1,888.4	2,042.4
Inbound	1,758.0	1,920.0
Outbound	130.4	122.4
Inbound-outbound call ratio	13.5:1	15.7:1

PLDT	1,729.3	1,864.8
Inbound	1,601.7	1,744.9
Outbound	127.6	119.9
Inbound-outbound call ratio	12.6:1	14.6:1

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(1) Excludes cellular call volumes.

Our consolidated international long distance revenues decreased by Php1,211.8 million, or 13.4%, to Php7,804.3 million in the first nine months of 2002 from Php9,016.1 million in the same period in 2001 primarily because of lower inbound call volumes. Our international long distance revenues as a percentage of total fixed line revenues also decreased to 23.0% in the first nine months of 2002 from 25.2% in the same period in 2001.

Our revenues from inbound international long distance calls for the first nine months of 2002 decreased by Php947.8 million, or 13.3%, to Php6,158.0 million, principally due to the combined effects of continued declines in the average international settlement rates and lower call volumes, partially offset by the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar.

Our inbound international long distance call volumes decreased by 8.4% to 1,758.0 million minutes in the first nine months of 2002 from 1,920.0 million minutes in the first nine months of 2001 due to:

  increasing competition from alternative, more economical means of long distance communications, particularly e-mail, international text messaging and Internet telephony;

  more inbound calls terminating directly to cellular subscribers;

  our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. Although this policy had a negative impact on our inbound international long distance revenues in the first nine months of 2002, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term; and

  the bankruptcy of certain foreign operators.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the prevailing exchange rates at the time of billing.

Our revenues from outbound international long distance calls for the first nine months of 2002 declined by Php264.0 million, or 13.8%, to Php1,646.3 million, primarily due to reductions in our average international direct dialing, or IDD, rates and charges for operator-assisted calls, partially offset by higher call volumes and the positive effect of the depreciation of the average value of the peso against the U.S. dollar. Effective February 2001, PLDT reduced its IDD rates from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate of US$0.40 per minute applicable to all call destinations at any time and any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to the United States, Canada and Hawaii. Budget Cards are sold in a denomination of Php200, which must be used within 24 hours of activation.

Our outbound international long distance call volumes grew by 6.5% to 130.4 million minutes in the first nine months of 2002 from 122.4 million minutes in the first nine months of 2001 as a result of:

  reduced average IDD rates; and

  various marketing initiatives, including automatic activation of the IDD service for subscribers, innovative pricing packages for large accounts and loyalty programs for high-valued customers.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

National Long Distance Service

Our national long distance revenues consist of:

  per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

  access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended September 30,
	2002	2001

Consolidated national long distance revenues (in million pesos)	5,836.8	6,559.0
National long distance call volumes (in million minutes)
PLDT Group	1,735.2	2,184.6
PLDT	1,709.3	2,156.3

Our national long distance revenues decreased by Php722.2 million, or 11.0%, to Php5,836.8 million in the first nine months of 2002 from Php6,559.0 million in the same period in 2001 due to the combined effects of the following:

  decrease in call volumes mainly due to cellular substitution; and

  changes in PLDT’s interconnect arrangements with the majority of other local exchange carriers.

Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues was down to 17.2% for the first nine months of 2002 from 18.3% for the same period in 2001.

Our national long distance call volumes decreased by 20.6% to 1,735.2 million minutes in the first nine months of 2002 from 2,184.6 million minutes in the same period in 2001. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly cellular text messaging and e-mail, have negatively affected call volumes.

In the latter part of 2001, PLDT simplified its rates for calls to fixed line subscribers and for those terminating to cellular subscribers resulting in an overall rate increase. For calls terminating to fixed line subscribers, the applicable rates from January to November 1, 2001 ranged from Php3 to Php5 per minute, depending on distance and time of call. In line with its move towards rate simplification, PLDT simplified these rates to a flat rate of Php4.50 per minute effective November 2, 2001. At the same time, PLDT simplified its rates for calls terminating to cellular subscribers from a range of Php10 to Php16 per minute to a uniform rate of Php13.75 per minute. Through rate simplification, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies, and provide cost savings to our customers. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

On May 1, 2001, PLDT entered into a new interconnect arrangement with the majority of other local exchange carriers. Under this arrangement, the originating carrier pays (1) a hauling charge of Php0.50 per minute for short haul or Php1.25 per minute for long haul traffic to the carrier owning the backbone network and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT maintains revenue-sharing arrangements with a few other local exchange carriers whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity.

The decline in our national long distance revenues in the first nine months of 2002 compared to the same period in 2001 was mitigated by the impact of the following:

  changes in interconnect arrangements with cellular operators;

  increase in national direct dialing rates; and

  launch of PLDT Premium Phone Service.

PLDT has reached an agreement with cellular operators to reduce the access charges that it pays for calls terminating to cellular subscribers. Effective January 2002, PLDT pays access charges of Php4.50 per minute, down from the Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Launched in 2001, PLDT Premium Phone Service allows customers to choose from a range of service applications, such as appointment-booking services for select embassies (including, among others, the U.S. and Australian embassies in the Philippines), counseling, joining television-based game shows, celebrity chatting, downloading and sending of ringtones and logos, job postings, and My Music, a music entertainment line to various popular artists. PLDT charges a minimum of Php10 per minute for these premium phone services.

Data and Other Network Services

While the other segments of our fixed line business posted lower revenues in the first nine months of 2002 compared to the first nine months of 2001, our data and other network services registered revenue growth of Php608.9 million, or 17.3%, to Php4,125.8 million in the first nine months of 2002 from Php3,516.9 million in the first nine months of 2001. Revenues from these services also increased to 12.2% of our total fixed line revenues in the first nine months of 2002 from 9.8% in the same period in 2001. We expect that demand for, and therefore revenues generated from, these services will continue to increase in the foreseeable future.

Data and other network services we currently provide include:

  traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

  broadband/packet-based/Internet-based services — frame relay, asynchronous transfer mode or ATM, Internet protocol-virtual private network or IP-VPN, digital subscriber line or DSL, Internet gateway, and wholesale digital signal level 3 or DS3; and

  other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

  domestic and international communication;

  broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

  Internet exchange services that provide Internet service providers with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

  private networking services that use the public Internet as a backbone for private interconnection between different locations;

  switched-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

  international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data.

Of the total revenues from our data and other network services for the first nine months of 2002, traditional bandwidth services accounted for 58%, broadband/IP-based services accounted for 37%, and other services accounted for the remaining 5%, compared with 72%, 25% and 3%, respectively, for the same period in 2001. These percentage changes indicate a shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the Internet, e-commerce and other online services.

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which is from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which is from 6:01 a.m. to 10:00 p.m. As of September 30, 2002, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 48,147. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages addressing separate markets: PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For the first nine months of 2002, these revenues decreased by Php100.3 million, or 30.7%, to Php226.4 million from Php326.7 million for the same period in 2001. Miscellaneous revenues accounted for 0.6% of our consolidated fixed line revenues for the first nine months of 2002 and 0.9% for the same period in 2001.

Wireless

Our wireless business segment offers cellular services as well as satellite, very small aperture terminal, or VSAT, and other services. After June 27, 2001, our wireless revenues no longer include Piltel's revenues, except for 50% of Piltel's prepaid GSM revenues, net of interconnection expense, representing Smart’s share under a revenue sharing agreement between Smart and Piltel governing Piltel’s use of Smart’s GSM network. This revenue share, recognized by Smart as facility service fees from Piltel, continues to be reflected as cellular service revenues in our consolidated statements of income. Under its other outsourcing agreements with Piltel, Smart also recognizes miscellaneous income, which is reflected under "Other Expenses–net" account in our consolidated statements of income (see “Other Information—Related Party Transactions” and Note 13 to the accompanying financial statements for details of these agreements).

The following table summarizes our consolidated operating revenues from our wireless business for the nine months ended September 30, 2002 and 2001 by service segment:

	Nine Months Ended September 30,
	2002	%	2001	%
	(in million pesos, except percentages)
Wireless services:
Cellular	23,722.8	97.3	16,741.3	96.2
Satellite, VSAT and others	653.7	2.7	667.3	3.8
Total	24,376.5	100.0	17,408.6	100.0

Our wireless service revenues increased substantially by Php6,967.9 million, or 40.0%, to Php24,376.5 million in the first nine months of 2002 from Php17,408.6 million in the first nine months of 2001 mainly as a result of the continuing strong growth in revenues from Smart’s cellular service. Consequently, as a percentage of our consolidated operating revenues, wireless service revenues rose to 41.4% in the first nine months of 2002 from 32.5% in the same period in 2001.

Cellular Service

Our cellular service revenues consist of:

  revenues derived from sales of cellular prepaid cards to dealers, net of discounts given to dealers;

  revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

  service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service;

  monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs; and

  other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards include proceeds from sales to dealers, net of (1) discounts given to dealers which amounted to Php1,872.1 million in the first nine months of 2002 and Php1,374.4 million for the same period in 2001 and (2) content provider costs relating to revenues from value-added services which amounted to Php717.4 million for the first nine months of 2002 and Php243.9 million for the same period in 2001. On August 15, 2002, maximum discounts given to dealers on the sale of prepaid cards were reduced from 12% to 10%. The two items listed below are also recorded as prepaid card revenues and, at the same time, as part of selling and promotion expenses.

  the value of prepaid cards given to dealers as commissions for phone kit sales, which amounted to Php2,243.4 million for the period January to July 2002 and Php2,373.3 million for the period January to September 2001. Effective August 1, 2002, Smart shifted its commissions on phone kit sales to a cash basis; and

  the value of the free air time preloaded into the subscriber identification module, or SIM, cards at the time of purchase, which amounted to Php253.4 million for the first nine months of 2002 and Php210.4 million for the same period in 2001.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against interconnection income as calls are made.

Proceeds from the sale of handsets and SIM cards and one-time registration fees are not recorded as part of cellular service revenues. Gains on the sale of handsets are offset against selling and promotion expenses, while losses on the sale of handsets are included in selling and promotion expenses.

Our cellular service revenues for the first nine months of 2002, which came solely from Smart, amounted to Php23,722.8 million, an increase of Php6,981.5 million, or 41.7%, over our cellular service revenues for the first nine months of 2001 totaling Php16,741.3 million, including Piltel’s cellular revenues of Php998.7 million. Cellular service revenues accounted for 40.3% of our consolidated operating revenues for the first nine months of 2002, compared to 31.2% for the same period in 2001. The substantial increase in our cellular service revenues was driven by the continuing growth of our cellular subscriber base.

As of September 30, 2002, the combined GSM and analog cellular subscribers of Smart and Piltel reached 7,879,963, an increase of 2,274,091, or 40.6%, over their combined GSM and analog subscriber base of 5,605,872 as of September 30, 2001. Accordingly, Smart's and Piltel's combined cellular subscribers outnumbered our fixed lines in service by more than 3.6 to 1 at September 30, 2002.

The table below shows the number of cellular subscribers of Smart and Piltel as of September 30, 2002 and 2001:

	September 30,
	2002	2001

Cellular subscriber base	7,879,963	5,605,872
Smart	6,122,604	4,327,039
Piltel	1,757,359	1,278,833

Smart

Smart markets nationwide cellular communications services under four brand names: Smart Buddy, Smart Gold, PriceBuster and BillCrusher. Smart Buddy and Smart Gold are services provided through Smart's digital GSM network, whereas PriceBuster and BillCrusher are offered on Smart's analog enhanced total access communications system, or ETACS, network. Smart Buddy and BillCrusher are prepaid services, while Smart Gold and PriceBuster are postpaid or billed services. Having complied with the requirements set out by the NTC, Smart intends to close down its ETACS network by December 31, 2002.

The following table summarizes key measures of Smart's cellular business as of and for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended September 30,
	2002	2001

Cellular revenues (in million pesos)	23,722.8	15,742.6
GSM	23,438.7	15,179.5
Voice	12,161.8	9,318.5
Data	8,602.0	4,302.6
Others(1)	2,674.9	1,558.4
Analog	53.9	426.7
Others(2)	230.2	136.4
Cellular subscriber base	6,122,604	4,327,039
GSM	5,949,236	4,014,790
Prepaid	5,818,005	3,944,163
Postpaid	131,231	70,627
Analog	173,368	312,249
Prepaid	19,316	139,411
Postpaid	154,052	172,838
Traffic volumes (in millions)
Calls (in minutes)	2,062.4	1,321.6
National	1,380.5	853.3
International	681.9	468.3
Inbound	601.2	424.6
Outbound	80.7	43.7
Messages - SMS(3)	11,742.7	8,606.0

___________________

(1) Refers to other non-subscriber-related revenues, such as facility service fees from Smart’s revenue-sharing agreement with Piltel and inbound international roaming fees.

(2) Refers to all other services consisting primarily of Public Calling Offices and SMARTalk payphones and a small number of leased line circuits.

(3) Refers to short messaging service or text messaging.

Smart's cellular service revenues increased by Php7,980.2 million, or 50.7%, to Php23,722.8 million in the first nine months of 2002 from Php15,742.6 million in the same period in 2001. Smart’s GSM service accounted for 98.8% of its cellular service revenues for the first nine months of 2002, while its analog and other services accounted for the remaining 1.2%. Revenues from Smart's GSM service for the first nine months of 2002 included Php2,253.1 million in facility service fees representing Smart’s 50% share of revenues from Piltel’s Talk 'N Text, the prepaid service using Smart’s GSM network marketed by Piltel, net of interconnection fees, pursuant to a facilities service agreement between Smart and Piltel (see Note 13 to the accompanying financial statements for a description of this agreement). The significant decline of Php372.8 million, or 87.4%, to Php53.9 million in Smart's analog service revenues for the first nine months of 2002 was due to the declining analog subscriber base coupled with decreasing average revenue per user, or ARPU. As a result of this decline and having complied with NTC’s requirements, Smart intends to close down its ETACS network by December 2002.

Revenues from cellular data services, which include all text messaging-related services as well as value-added services excluding facility service fees from Piltel for Talk ‘N Text, increased by Php4,299.4 million, or 99.9%, to Php8,602.0 million for the first nine months of 2002 from Php4,302.6 million for the same period in 2001. Accordingly, cellular data services accounted for 36.3% of Smart's cellular revenues for the first nine months of 2002, compared to 27.3% for the same period in 2001. Text messaging-related services contributed revenues of Php8,267.0 million in the first nine months of 2002, or 96.1%, of total wireless data revenues, compared to Php4,045.6 million, 94.0% of the total in the first nine months of 2001. Revenues from domestic text-related services amounted to Php7,404.3 million for the first nine months of 2002, compared to Php3,669.0 million for the same period in 2001, comprising 86.1% and 85.7% of wireless data revenues for the first nine months of 2002 and 2001, respectively. International text contributed revenues of Php862.6 million in the first nine months of 2002, up by 129.0% from Php376.6 million in the same period in 2001.

Among Smart’s other value-added services, Smart zedä services contributed revenues of Php121.1 million in the first nine months of 2002, compared to Php123.7 million in the same period in 2001. Smart also offers other value-added services developed on its own platform, and these services contributed Php173.9 million and Php100.0 million in revenues in the first nine months of 2002 and 2001, respectively. For the first nine months of 2002, Smart also recognized Php15.8 million in revenues from Smart Money. Smart Money revenues consist of Smart’s share in transaction fees, loyalty membership fees and interest income on the Smart Money card float. Revenues generated from text messaging usage for Smart Money-related transactions, such as balance inquiry, are reflected under GSM data revenues.

During the first nine months of 2002, Smart's SMS system handled 11,742.7 million outbound messages, an increase of 36.4% from the 8,606.0 million outbound messages handled during the same period in 2001. Smart has implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by another one-third of the original allocation, or a total reduction of two-thirds.

Prior to July 2001, Smart received interconnection fees at an average of Php8.50 per minute for calls originating from fixed line subscribers. Effective July 2001, these fees were reduced to Php6.50 per minute and then further reduced to Php4.50 per minute effective January 2002. Also, prior to July 2001, Smart received interconnection fees and paid interconnection charges of Php1.00 per minute for calls originating from/terminating to another cellular operator's network. Effective July 2001, these charges were increased to Php3.00 per minute and then further increased to Php4.50 per minute effective January 2002.

Smart's prepaid GSM subscriber base grew by 47.5% to 5,818,005 at September 30, 2002 from 3,944,163 at September 30, 2001, whereas Smart's postpaid GSM subscriber base increased by 85.8% to 131,231 at September 30, 2002 from 70,627 at September 30, 2001. Prepaid subscribers accounted for 97.8% of Smart's 5,949,236 GSM subscribers at September 30, 2002, while postpaid subscribers accounted for the remaining 2.2%. In contrast, Smart's prepaid analog subscriber base decreased by 86.1% to 19,316 at September 30, 2002 from 139,411 at September 30, 2001, whereas Smart's postpaid analog subscriber base decreased by10.9% to 154,052 at September 30, 2002 from 172,838 at September 30, 2001. Overall, Smart's analog subscriber base decreased by 44.5% to 173,368 at September 30, 2002.

The following table shows Smart's average monthly sales ARPUs for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended September 30,
	2002	2001
GSM	(in pesos)
Prepaid	570	601
Postpaid	2,066	1,778
Blended	595	627
Analog
Prepaid	44	131
Postpaid	33	134
Blended	37	133

ARPU is computed for each month by dividing the relevant revenues for the month by the average of the beginning and ending subscribers for the relevant service for that month. ARPU for any period of more than one month is calculated as the simple average of the ARPUs for each month in that period.

GSM ARPU and Churn Rates. Prepaid service revenues consist mainly of proceeds from sales of prepaid cards booked by Smart as revenues when the cards are sold to dealers (on a non-refundable basis). Thus, sales ARPUs may fluctuate depending on the level of orders from the dealers and the volume of cards released as commissions to dealers on activations. Smart also tracks ARPUs based on subscribers' actual usage of their prepaid cards. Usage ARPUs tend to be more stable and are good indicators of sustainable revenue levels when a critical mass of subscribers has been attained.

The table below summarizes Smart's average monthly ARPUs for each quarter in 2001 and for the first, second and third quarters of 2002 for prepaid GSM subscribers based on sales and usage:

	2001				2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
			(in pesos)
Sales	635	549	619	562	513	591	605
Usage	567	567	592	589	575	583	590

Monthly ARPU for Smart's postpaid GSM service is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees (which may be applied to any type of voice or data service) and charges on usage in excess of the monthly service fees. Average monthly ARPU for postpaid GSM subscribers for the first nine months of 2002 was Php2,066, compared to Php1,778 for the first nine months of 2001. For the first nine months of 2002, Smart's average monthly blended ARPU for both prepaid and postpaid GSM services was Php595, compared to Php627 for the first nine months of 2001.

Revenues derived from Smart's 50% share of Piltel's prepaid GSM service under its revenue sharing agreement with Piltel are not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the beginning and ending numbers of subscribers for the period, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call and text cards that are sold in denominations of Php300, Php500 and Php1,000 or by purchasing additional air time through their handsets using Smart Money. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart's prepaid GSM subscribers, the average monthly churn rate for the first nine months of 2002 was 3.5%, compared to 1.4% for the first nine months of 2001. Smart's churn has been influenced by several factors, particularly the slowdown of the Philippine economy, which negatively affected the ability of some subscribers to afford the service. In line with the various churn management initiatives being implemented to address the increase in churn rate, Smart introduced PureTxt 100 on August 18, 2002. PureTxt 100 is a text-only card with a denomination of Php100 intended for Smart Buddy subscribers. The card is designed as an alternative for subscribers who may temporarily be unable to afford the Php300-denominated card. Once a PureTxt 100 card is loaded, the incoming and outgoing voice-calling capabilities of the subscriber are temporarily deactivated. To reactivate the voice-call capabilities, the subscriber simply needs to reload with a “call and text card” in a denomination of at least Php300. PureTxt 100 cards come with a free allocation of 10 text messages and are valid for one month.

The average monthly churn rate for Smart's postpaid GSM subscribers in the first nine months of 2002 was 2.6%, compared to 3.5% in the same period in 2001. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 45 days of redirection, the account is disconnected. Within this 45-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Analog ARPU and Churn Rates. Average monthly ARPUs for prepaid and postpaid analog service for the first nine months of 2002 were Php44 and Php33, down from Php131 and Php134, respectively, for the same period of 2001. Blended ARPU for prepaid and postpaid analog service decreased by 72.0% to Php37 for the first nine months of 2002 from a blended ARPU of Php133 for the same period in 2001.

The churn rate for prepaid and postpaid analog subscribers is computed in the same way as that for prepaid and postpaid GSM subscribers. The average monthly churn rate for prepaid analog subscribers for the first nine months of 2002 increased to 14.2% from 7.5% for the same period in 2001, while the average monthly churn rate for postpaid analog subscribers was 0.7%, a decrease from 3.8% for the first nine months of 2001.

This increased churn and the resulting rapid decline in the subscriber base and revenues were key factors in Smart’s decision to close down its analog network by December 31, 2002.

Piltel

Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001.

Piltel markets its cellular services under the brand names Talk 'N Text, Phone Pal and Mobiline. Talk 'N Text is provided using Smart's GSM network, while Phone Pal and Mobiline are offered through Piltel's analog/CDMA network. Talk 'N Text and Phone Pal are prepaid services, while Mobiline is a postpaid service.

The following table shows Piltel's cellular subscriber base as of September 30, 2002 and 2001:

	September 30,
	2002	2001

Cellular subscriber base	1,757,359	1,278,833
GSM – prepaid	1,674,106	1,110,063
Analog/CDMA	83,253	168,770
Prepaid	16,270	97,765
Postpaid	66,983	71,005

At September 30, 2002, Piltel's cellular subscriber base reached 1,757,359, an increase of 478,526, or 37.4%, from 1,278,833 at September 30, 2001. The increase was driven by the continued growth of Piltel’s prepaid GSM service under the brand name Talk 'N Text. Launched in April 2000, Talk 'N Text had over 750,000 subscribers at June 27, 2001 and over 1.7 million subscribers at September 30, 2002. Through Talk 'N Text, Piltel has built the third largest GSM subscriber base in the Philippines, gaining a foothold in the GSM market. Revenues from Talk 'N Text, net of Smart's revenue share, amounted to Php2,253.1 million for the first nine months of 2002, compared to Php1,253.6 million for the first nine months of 2001.

Talk ‘N Text experienced an increased level of churn from 1.7% in the first seven months of 2001 to 6.4% in the same period in 2002, primarily as a result of the general economic slowdown in the Philippines which negatively affected the ability of some subscribers to afford the service. In an effort to address the increasing churn level, on August 1, 2002, Talk ‘N Text introduced PureTxt 100, which is similar to the service introduced by Smart, as described above.

Talk 'N Text gross monthly ARPU for the first nine months of 2002 was Php377, compared to Php403 for the same period in 2001. Gross monthly ARPU is calculated by dividing gross revenues (before deducting interconnection costs and Smart’s revenue share) for this service by the average of the beginning and ending subscribers for the month, net of disconnected accounts.

For the first nine months of 2001, Piltel's cellular net revenue contribution to our consolidated revenues amounted to Php998.7 million prior to its deconsolidation. Of this amount, 57.6% came from prepaid GSM service, 22.6% from interconnection with local carriers and miscellaneous fees, 11.0% from prepaid analog/CDMA services, and 8.8% from postpaid analog/CDMA services.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Revenues derived from these services for the first nine months of 2002 amounted to Php653.7 million, a decrease of Php13.6 million, or 2.0%, from the Php667.3 million for the same period in 2001. ACeS Philippines, our satellite phone service provider, started rolling out fixed satellite terminals in the last quarter of 2001 and generated revenues of Php46.0 million for the first nine months of 2002.

Information and Communications Technology

Our information and communications technology business is conducted by our wholly-owned subsidiary ePLDT, which was formed in August 2000 and started commercial operations in February 2001. ePLDT's principal business is its operation of an Internet data center under the brand name Vitroä. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our Internet service provider. We completed the transfer of PLDT's investment in Infocom to ePLDT in December 2001 as part of the reorganization of our businesses into three major business segments.

ePLDT is also engaged in the call center business through the following subsidiaries:

  Contact World, Inc., a call center facility capable of accommodating 200 seats and providing services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001;

  Vocativ Systems, Inc., a call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. Vocativ Systems commenced commercial operations in April 2002; and

  Parlance Systems, Inc., a call center facility capable of accommodating 520 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance Systems commenced commercial operations in June 2002.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in Note 7 to the accompanying financial statements.

Revenues generated from our information and communications technology business were Php623.2 million for the first nine months of 2002, an increase of Php295.0 million, or 89.9%, over the Php328.2 million of such revenues for the first nine months of 2001, and accounted for approximately 1% of our consolidated operating revenues in each of these periods. For the first nine months of 2002, ePLDT’s Internet data center operations contributed revenues of Php190.2 million, representing 30.5% of total revenues from our information and communications technology business. Infocom contributed revenues of Php288.0 million, an increase of Php56.9 million, or 24.6%, over its revenue contribution of Php231.1 million for the first nine months of 2001. Infocom’s revenue contribution represented 46.2% of our information and communications technology revenues for the first nine months of 2002. ePLDT’s call center business contributed revenues of Php145.0 million, representing 23.3% of our information and communications technology revenues. Going forward, we expect revenues from our call center business to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance Systems and Vocativ Systems.

Consolidated Operating Expenses

Our consolidated operating expenses for the first nine months of 2002, which include Smart's operating expenses of Php18,360.8 million, increased by Php2,732.8 million, or 6.6%, to Php43,975.6 million from Php41,242.8 million for the same period in 2001. The increase was principally due to higher cash expenses, such as compensation and benefits and rent pertaining to our wireless business. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 74.6% in the first nine months of 2002 from 77.0% in the same period in 2001.

Fixed Line

Consolidated operating expenses related to our fixed line business decreased by Php1,049.9 million, or 4.2%, to Php23,989.6 million for the first nine months of 2002 from Php25,039.5 million for the same period in 2001. The decrease was due mainly to lower cash expenses as a result of our various cost reduction initiatives. Fixed line-related operating expenses as a percentage of our total fixed line operating revenues increased to 70.7% in the first nine months of 2002 from 69.9% in the first nine months of 2001.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the nine months ended September 30, 2002 and 2001 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
	2002	%	2001	%
	(in million pesos, except percentages)
Fixed line services:
Depreciation and amortization(1)	9,817.7	40.9	10,205.6	40.8
Compensation and benefits	5,423.2	22.6	5,399.7	21.6
Provision for doubtful accounts	2,729.8	11.4	2,083.9	8.3
Maintenance	2,359.8	9.9	2,441.3	9.7
Selling and promotions	944.0	3.9	1,343.0	5.4
Rent	742.6	3.1	746.1	3.0
Professional and other service fees	718.3	3.0	875.2	3.5
Taxes and licenses	392.3	1.6	362.6	1.4
Other operating costs	861.9	3.6	1,582.1	6.3
Total	23,989.6	100.0	25,039.5	100.0

___________________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php2,549.0 million in the first nine months of 2002 and Php3,400.9 million in the same period in 2001.

Depreciation and amortization charges decreased by Php387.9 million, or 3.8%, to Php9,817.7 million mainly due to (1) the effect of the deconsolidation of Piltel, which had incurred depreciation charges of Php645.5 million in the first half of 2001, and (2) a decrease of Php851.9 million in depreciation of capitalized foreign exchange losses on account of lower capitalized foreign exchange loss recognized in the first nine months of 2002 from revaluation of our net dollar liabilities, which were incurred in acquiring various telecommunications equipment. These decreasing effects were partially offset by an increase of Php1,109.5 million in depreciation of our regular asset base primarily resulting from additional completed projects.

Compensation and benefits increased by Php23.5 million, or 0.4%, to Php5,423.2 million due to an increase in manpower-related expenses of some subsidiaries, partially offset by a decrease of Php30.9 million on a non-consolidated basis owing to PLDT’s ongoing manpower reduction program.

Provision for doubtful accounts increased by Php645.9 million, or 31.0%, to Php2,729.8 million on account of higher provision for anticipated uncollectible accounts from various specifically identified second-tier international telecommunications carriers. To address the receivable issue, PLDT has adopted a prepayment policy as a prerequisite for its acceptance of incoming international traffic from these carriers. PLDT’s provision for doubtful accounts in the first nine months of 2002 was equivalent to 7.8% of operating revenues, compared to 5.9% in the first nine months of 2001.

Maintenance expenses decreased by Php81.5 million, or 3.3%, to Php2,359.8 million primarily due to lower maintenance costs for PLDT’s outside and inside plant facilities. The decline in maintenance costs for these facilities was partially offset by higher electricity expense that resulted from increased power consumption coupled with increased power rates.

Selling and promotion expenses decreased by Php399.0 million, or 29.7%, to Php944.0 million mainly due to a significant cut in PLDT's marketing and public relations expenses.

Rental expense slightly decreased by Php3.5 million, or 0.5%, to Php742.6 million due to lower rental on international circuit capacity.

Professional and other service fees declined by Php156.9 million, or 17.9%, to Php718.3 million due to a decrease in PLDT's advisory, consultancy, and payment facility expenses. The reduction in these expenses was due to the streamlining of our outsourced services in line with our cost reduction initiatives.

Taxes and licenses increased by Php29.7 million, or 8.2%, to Php392.3 million mainly on account of higher provision for NTC supervision and regulation fees. See Note 19 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Other operating costs decreased by Php720.2 million, or 45.5%, to Php861.9 million primarily due to reduced training and related expenses, reduced number of contractual employees, and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business for the first nine months of 2002 totaled Php19,044.0 million, an increase of Php3,355.2 million, or 21.4%, from Php15,688.8 million for the first nine months of 2001. A significant portion of this increase was attributable to Smart’s higher selling and promotion expenses, compensation and benefits, and depreciation and amortization charges. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 78.1% in the first nine months of 2002 from 90.1% in the first nine months of 2001.

The following table summarizes our consolidated wireless-related operating expenses for the nine months ended September 30, 2002 and 2001 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
	2002	%	2001	%
	(in million pesos, except percentages)
Wireless services
Depreciation and amortization(1)	7,817.0	41.0	6,138.9	39.1
Selling and promotions	4,946.1	26.0	4,720.1	30.2
Compensation and benefits	1,998.0	10.5	1,231.0	7.8
Rent	1,440.4	7.6	962.6	6.1
Maintenance	926.2	4.9	977.7	6.2
Provision for doubtful accounts	475.2	2.5	197.9	1.3
Professional and other service fees	435.2	2.3	362.7	2.3
Taxes and licenses	257.0	1.3	334.8	2.1
Other operating costs	748.9	3.9	763.1	4.9
Total	19,044.0	100.0	15,688.8	100.0

___________________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php776.4 million for the first nine months of 2002 and Php564.7 million for the same period in 2001.

Depreciation and amortization charges increased by Php1,678.1 million, or 27.3%, to Php7,817.0 million. Excluding Piltel’s depreciation charges of Php1,436.9 million for the first half of 2001, depreciation and amortization charges increased by Php3,115.0 million, or 68.8%. The overall increase was mainly due to the (1) expansion of Smart’s depreciable asset base owing to continuing network expansion and upgrade thereby increasing depreciation charges by Php2,393.3 million; (2) reduction of the estimated useful life of Smart’s analog network assets to reflect the effects of the continuing decline in its analog subscribers, competition and other general economic factors, thus increasing depreciation charges by Php510.0 million to Php1,410 million from Php900.0 million (see Note 6 to the accompanying financial statements); and (3) increase by Php211.7 million in depreciation of capitalized foreign exchange losses in the first nine months of 2002 from the revaluation of Smart’s net dollar liabilities, which increased during the period and were incurred in acquiring various telecommunications equipment. Having complied with the requirements set out by the NTC, Smart intends to close its analog network by December 31, 2002.

Selling and promotion expenses increased by Php226.0 million, or 4.8%, to Php4,946.1 million. Excluding the effect of the deconsolidation of Piltel, which incurred selling and promotion expenses of Php608.0 million in the first half of 2001, selling and promotion expenses increased by Php834.0 million, or 20.3%, mainly due to increases in commissions and product subsidies reflecting Smart’s increased gross activations as well as higher advertising and promotion expenses. The blended average subscriber acquisition cost for Smart’s GSM subscribers for the first nine months of 2002 of Php1,352 was slightly higher compared to Php1,297 in the first nine months of 2001 but lower than the Php1,717 in the last quarter of 2001. Beginning August 1, 2002, Smart reduced its maximum commission paid to dealers for phone kit sales from Php1,000-Php1,300 per activation (depending on the volume purchased) in the form of prepaid “call and text” cards to Php800 in cash per kit. An additional 1% rebate is given on cash purchases.

Compensation and benefits increased by Php767.0 million, or 62.3%, to Php1,998.0 million primarily due to accrued long-term incentive plan benefits for managers and executives and increased salaries and benefits of Smart’s employees. Smart's employee headcount decreased slightly from 4,683 as of September 30, 2001 to 4,675 as of September 30, 2002.

Rental expense increased by Php477.8 million, or 49.6%, to Php1,440.4 million on account of higher site rentals incurred by Smart for its growing number of cell sites, base stations and mobile switching centers in line with its network expansion, higher operational requirements for satellite, microwave link and circuit facilities, and higher office space rentals due to increased number of employees and wireless centers. As of September 30, 2002, Smart had GSM 1,979 cell sites, 2,588 base stations and 28 mobile switching centers, compared to 1,285 cell sites, 1,740 base stations and 25 mobile switching centers as of September 30, 2001.

Maintenance expense decreased by Php51.5 million, or 5.3%, to Php926.2 million mainly due to the effect of the deconsolidation of Piltel, which incurred maintenance expense of Php25.7 million in 2001.

Provision for doubtful accounts increased by Php277.3 million, or 140.1%, to Php475.2 million due to increased provisioning by Smart in the third quarter of 2002 for anticipated uncollectible trade receivables from certain second-tier international telecommunications carriers and non-trade receivables from a dealer.

Professional and other service fees increased by Php72.5 million, or 20.0%, to Php435.2 million mainly as a result of increased Smart’s technical service fees.

Taxes and licenses decreased by Php77.8 million, or 23.2%, to Php257.0 million due mainly to the effect of Piltel’s deconsolidation that reduced this expense account by Php103.1 million, partially offset by an increase of Php27.1 million in Smart’s real property tax, municipal licenses and taxes, and NTC supervision and license fees. See Note 19 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Other operating costs decreased by Php14.2 million, or 1.9%, to Php748.9 million primarily due to the effect of the deconsolidation of Piltel, which incurred other operating costs of Php272.7 million in the first half of 2001, partially offset by an increase of Php258.5 million in other operating costs, such as insurance, facility usage fees, travel and transportation, and delivery expenses, mainly attributable to Smart.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business for the first nine months of 2002 amounted to Php942.0 million, an increase of Php427.5 million, or 83.1%, from Php514.5 million for the same period in 2001. The increase was principally due to the full commercial operations of ePLDT and its newly formed subsidiaries. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 151.2% in the first nine months of 2002 from 156.8% in the same period in 2001. For the first nine months of 2002, the three highest expenses related to our information and communications technology business were maintenance, depreciation and amortization, and compensation and benefits, representing 28.0%, 24.3% and 22.7%, respectively, of our total operating expenses attributable to this business for the same period. In comparison, for the first nine months of 2001, the three highest expenses related to our information and communications technology business were compensation and benefits, depreciation and amortization, and provision for doubtful accounts, representing 15.4%, 10.5% and 5.8%, respectively, of our total operating expenses related to the same business.

Net Operating Income

Our consolidated net operating income for the first nine months of 2002 was Php14,953.6 million, an increase of Php2,612.7 million, or 21.2%, from the Php12,340.9 million for the first nine months of 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by more than two percentage points to 25.4% in the first nine months of 2002 from 23.0% in the same period in 2001.

Fixed Line

For the first nine months of 2002, our fixed line business segment contributed an operating income of Php9,939.9 million, which is lower by Php867.5 million, or 8.0%, compared to Php10,807.4 million for the same period in 2001. This lower operating income contribution was mainly due to the overall decline by 5.3% in our fixed line operating revenues, partially offset by a 4.2% decrease in our fixed-line related expenses. On a non-consolidated basis, the net operating income contribution of this business segment for the first nine months of 2002 also decreased by Php1,098.0 million, or 10.3%, to Php9,590.2 million from Php10,688.2 million for the same period in 2001 as a result of a 4.0% decrease in fixed line operating revenues, partially offset by a 1.2% decline in fixed line-related expenses.

Wireless

Our wireless business segment registered an operating income of Php5,332.5 million in the first nine months of 2002, compared with Php1,719.8 million in the first nine months of 2001. This significant improvement was due to an increase of Php2,036.6 million in Smart's operating income contribution to Php5,362.0 million in the first nine months of 2002 from Php3,325.4 million in the same period in 2001 and the effect of the deconsolidation of Piltel, which incurred a net operating loss of Php1,533.0 million for the first half of 2001.

Information and Communications Technology

In the first nine months of 2002, our information and communications technology business segment posted an operating loss of Php318.8 million, an increase of 71.1% compared to the operating loss of Php186.3 million incurred in the same period in 2001. These losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the nine months ended September 30, 2002 and 2001:

	Nine Months Ended September 30,
	2002	2001
	(in million pesos)

Interest expenses and related items	11,776.6	12,466.0
Capitalized interest	(1,083.4)	(1,240.9)
Subtotal	10,693.2	11,225.1
Interest and other income	(2,072.7)	(1,745.2)
Other expenses – net	733.6	1,063.7
Total	9,354.1	10,543.6

On a consolidated basis, our other expenses, net of other income, decreased by Php1,189.5 million, or 11.3%, to Php9,354.1 million in the first nine months of 2002 from Php10,543.6 million in the same period in 2001 due to the combined effects of:

  a decrease in interest expense and related items, net of capitalized interest, of Php531.9 million;

  a net increase in interest and other income of Php327.5 million; and

  an increase in foreign exchange/interest swap gains of Php1,031.6 million in the first nine months of 2002 mainly due to a net gain of Php633.2 million resulting from the termination of PLDT’s interest swap agreement and Piltel’s foreign exchange loss of Php434.4 million in 2001.

These were partially offset by an increase in provision of Php750.0 million for a permanent decline in value of PLDT's investment in Piltel.

The decrease in interest expense and related items, net of capitalized interest, from Php11,225.1 million in the first nine months of 2001 to Php10,693.2 million in the first nine months of 2002 was mainly due to:

  a decrease in interest expense due to the deconsolidation of Piltel, which incurred interest expense of Php882.8 million for the period ended June 27, 2001; and

  a decrease of Php137.7 million in Mabuhay Satellite’s interest expense due to debt payments and lower interest rates mainly on foreign currency denominated loans bearing fluctuating interest rates.

The above decreases were partially offset by:

  a net increase of Php125.6 million in PLDT’s interest expense mainly due to the inclusion of the tender premium of Php517.7 million related to our tender offer for notes due 2003 and 2004 completed in May 2002, which was substantially offset by the combined effects of lower interest rates, particularly LIBOR, and amortizations and prepayments of various loans in the first nine months of 2002;

  an increase of Php359.8 million in Smart’s interest expense due to a higher level of indebtedness in 2002;

Income Before Income Tax and Minority Interest

Our income before income tax and minority interest in net losses of consolidated subsidiaries in the first nine months of 2002 was Php5,599.5 million, an increase of Php3,802.2 million, or 211.6%, from Php1,797.3 million in the first nine months of 2001. On a non-consolidated basis, however, income before income tax and equity share in net income of our subsidiaries in the first nine months of 2002 decreased by Php375.8 million, or 13.1%, to Php2,500.1 million from Php2,875.9 million in the first nine months of 2001.

Our consolidated provision for income tax in the first nine months of 2002 increased by Php342.8 million, or 30.6%, to Php1,463.6 million from Php1,120.8 million in the first nine months of 2001. On a non-consolidated basis, our provision for income tax in the first nine months of 2002 also increased by Php21.1 million, or 2.9%, to Php738.9 million from Php717.8 million in the first nine months of 2001.

In the first nine months of 2002, our effective corporate tax rates on a consolidated and non-consolidated basis were 26.1% and 15.1%, respectively. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown on our financial statements and our taxable income. These differences arose from the following:

  the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status awarded to Smart's GSM network expansion project;

  interest income already subject to a 20% final tax; and

  equity in net income of our subsidiaries, which has also been subject to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday will expire in May 2004 and applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of the tax holiday granted to Smart.

Net Income

As a result of the factors discussed above and after taking into account our share in net income of subsidiaries amounting to Php2,395.0 million, our consolidated net income for the first nine months of 2002 stood at Php4,156.2 million, an increase of Php1,774.4 million over our consolidated net income of Php2,381.8 million for the first nine months of 2001. This 74.5% increase was largely due to Smart's significant net income contribution of Php3,786.4 million for the first nine months of 2002. For the same period in 2001, Smart’s net income contribution amounted to Php2,788.7 million.

PLDT's net income in the first nine months of 2002, before taking into account our equity share in net income (losses) of subsidiaries, was Php1,761.2 million, lower by Php396.9 million, or 18.4%, than the Php2,158.1 million in the first nine months of 2001.

Four other consolidated subsidiaries contributed a total net income of Php137.5 million of which:

  Php44.3 million was contributed by Telesat;

  Php44.2 million was contributed by Mabuhay Satellite;

  Php38.3 million was contributed by Subic Telecom, net of goodwill amortization of Php26.1 million; and

  Php10.7 million was contributed by Clark Telecom.

However, the combined net income of Php3,923.9 million contributed by Smart and the foregoing four subsidiaries was partially offset by (1) a provision of Php1,050.0 million for the permanent decline in PLDT’s investment in Piltel and (2) the combined net losses incurred by three other subsidiaries amounting to Php478.9 million of which:

  Php268.0 million was attributable to ePLDT, inclusive of goodwill amortization of Php23.2 million;

  Php174.0 million was attributable to ACeS Philippines; and

  Php36.9 million, inclusive of goodwill amortization of Php52.8 million, was attributable to MaraTel.

See Notes 2 and 7 to the accompanying financial statements for further information on these consolidated subsidiaries.

Basic and diluted earnings per share of common stock increased to Php17.35 and Php17.15, respectively, in the first nine months of 2002 from the basic and diluted earnings per share of Php7.62 in the first nine months of 2001, after giving retroactive effect to stock dividend declarations.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows for the nine months ended September 30, 2002 and 2001 (both unaudited) as well as consolidated and non-consolidated capitalization and other selected financial data as of September 30, 2002 (unaudited) and December 31, 2001 (audited):

	Consolidated		Non- Consolidated
	Nine Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2001	2002	2001
	(in million pesos)
Cash Flows
Net cash provided by operating activities	40,418.6	25,905.0	22,318.6	17,316.9
Net cash used in investing activities	11,830.9	20,867.8	5,899.6	9,271.9
Capital expenditures	11,107.9	19,650.6	4,666.3	5,682.4
Net cash used in financing activities	25,500.5	10,270.3	16,591.7	13,370.3

	Consolidated		Non-Consolidated
	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001
		(in million pesos)
Capitalization
Notes payable	1,782.1	6,461.9	666.9	1,961.9
Current portion of long-term debt	19,017.0	19,285.7	11,993.7	14,274.4
Long-term debt - net of current portion	150,253.5	149,611.1	127,869.5	127,240.8
Total debt	171,052.6	175,358.7	140,530.1	143,477.1
Stockholders’ equity	91,765.3	88,627.6	91,765.3	88,627.6
	262,817.9	263,986.3	232,295.4	232,104.7
Other Financial Data
Cash and cash equivalents	7,268.4	4,122.7	2,216.0	2,336.2
Property, plant and equipment - net	252,201.5	256,477.0	194,646.0	197,646.8
Total assets	305,040.5	307,622.3	264,103.3	264,513.3
Net debt	163,784.2	171,236.0	138,314.1	141,140.9

In 2002, PLDT pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

As part of these initiatives, PLDT was successful in raising external financing to fund a significant portion of its projected operating, investing and debt service requirements in the coming 12 months. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, that provide PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for PLDT’s 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760.0 million under JBIC’s overseas investment loan program. On September 4, 2002, PLDT signed a syndicated multicurrency term loan facility amounting to US$145 million, which is intended to refinance part of the principal amounts outstanding under two existing term loans falling due in 2003.

As of September 30, 2002, non-consolidated cash and cash equivalents totaled Php2,216.0 million, while our consolidated cash and cash equivalents amounted to Php7,268.4 million. Principal sources of consolidated cash in the first nine months of 2002 were cash flows from operations amounting to Php40,418.6 million, drawings from existing long-term credit facilities totaling Php31,934.2 million, and net equity funds raised through PLDT's subscriber investment plan amounting to Php391.4 million. These funds were used principally for capital outlays of Php11,107.9 million, including capitalized interest of Php1,083.4 million; payments of debt amounting to Php36,959.8 million; and interest payments of Php10,060.9 million charged to operations.

Operating Activities

On a consolidated basis, net cash flows from operating activities in the first nine months of 2002 increased by Php14,513.6 million, or 56.0%, to Php40,418.6 million from Php25,905.0 million in the first nine months of 2001 reflecting higher earnings.

Our dependence on international and national long distance services has decreased over the past several years. In the first nine months of 2002 and 2001, these services together accounted for 23.1% and 29.1%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 12.4% in the first nine months of 2002 compared to the same period in 2001 and by 13.3% in the first nine months of 2001 compared to the same period in 2000 due to growing cellular substitution and declining prices.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for approximately 41.4% and 7.0%, respectively, of our consolidated operating revenues in the first nine months of 2002, compared to 32.5% and 6.6%, respectively, in the same period in 2001. Revenues from our local exchange service accounted for approximately 27.0% of our consolidated operating revenues in the first nine months of 2002, down from 30.7% in the first nine months of 2001.

PLDT's contribution to our consolidated cash flows from operations in the first nine months of 2002 was Php22,318.6 million, an increase of Php5,001.7 million, or 28.9%, from Php17,316.9 million in the first nine months of 2001. This increase was due to a decrease in working capital requirements, including the decline in level of settlements during the first nine months of 2002 of certain liabilities outstanding compared to the same period in 2001.

Our subsidiaries, particularly Smart, contributed significant cash from operations. Smart generated cash from operations of Php14,315.4 million in the first nine months of 2002, or approximately 43.6% of consolidated cash flow from operations, reflecting the continuing strong performance of Smart's business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of certain of its lenders. Smart has obtained waivers from the required lenders that permit it to pay dividends to PLDT in December 2002 in an amount up to 40% of Smart's net income in 2001, subject to certain conditions, including Smart’s procurement of new financing for 2002 in an amount not less than Php3,700.0 million. With the expected signing by Smart of a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance, the last commercial condition to paying the dividend will then have been satisfied. Further waivers would be required for payment of additional dividends in future periods. We cannot assure you that Smart will be able to obtain these waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute.

As of September 30, 2002, intercompany liabilities included (1) PLDT's payables to Smart amounting to Php3,881.4 million, consisting of Php2,299.6 million in interconnection fees and Php1,581.8 million in subscription payable for Smart's preferred stock, (2) Piltel's liabilities to Smart of Php1,364.7 million in relation to the facilities, customer services and administrative support and management service agreements as well as the revenue sharing agreement entered into by both parties; and (3) Piltel's liabilities to PLDT of Php396.6 million for outstanding interconnection charges. For a detailed discussion of these related party transactions, see “Other Information—Related Party Transactions” and Note 13 to the accompanying financial statements.

Investing Activities

On a consolidated basis, net cash used in investing activities in the first nine months of 2002 decreased by Php9,036.9 million, or 43.3%, to Php11,830.9 million from Php20,867.8 million in the first nine months of 2001 as a result of Smart's lower capital spending. Similarly, net cash used in investing activities on a non-consolidated basis decreased by Php3,372.3 million, or 36.4%, to Php5,899.6 million in the first nine months of 2002 from Php9,271.9 million in the first nine months of 2001 as a result of PLDT's lower level of capital spending and investments.

Our consolidated capital expenditures in the first nine months of 2002 totaled Php11,107.9 million, a decrease of Php8,542.7 million, or 43.5%, from Php19,650.6 million in the first nine months of 2001 primarily due to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php5,364.3 million in the first nine months of 2002 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of Php4,666.3 million was principally used to finance the continued build-out of its data and broadband/IP infrastructure and investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries’ capital investment of Php622.3 million was used to fund Vitroä, its Internet data center, other Internet-related business initiatives and call center business investments.

In the first nine months of 2002, PLDT made additional investments in its subsidiaries and affiliate amounting to Php357.4 million, net of dividends received of Php32.3 million. Of these investments, Php362.1 million was invested in Piltel in accordance with the letter of support issued by PLDT as part of Piltel's debt restructuring to make up for shortfalls in Piltel's operating cash flows. In the first nine months of 2001, PLDT’s investments in subsidiaries and affiliate totaled Php4,089.3 million, of which Php2,038.6 million was invested in Piltel, Php1,000.0 million in Smart, Php453.5 million for the acquisition of a controlling stake in MaraTel, Php297.2 million for the acquisition of AT&T’s 40% equity interest in Subic Telecom, and Php300.0 million in ePLDT.

In 2000, 2001 and the first nine months of 2002, PLDT provided to Piltel Php2,317.2 million (US$48.1 million), Php2,038.6 million (US$40.8 million) and Php362.1 million (US$7.0 million), respectively, under the letter of support. Drawings under the PLDT letter of support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. The remaining undrawn balance under the PLDT letter of support as of September 30, 2002 was US$54.1 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (including to Piltel bondholders claiming US$9.9 million in redemption price of their bonds who, in February 2002, sent Piltel a notice of acceleration), additional drawings under the letter of support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the letter of support nor can we predict when the remaining undrawn balance under the letter of support will be exhausted. Piltel is currently in discussion with certain holders of its convertible bonds and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring plan. However, there is no assurance that Piltel and the bondholders who have not participated in the debt restructuring plan will be able to reach an agreement to resolve the default and address the notice of acceleration. As of October 15, 2002, holders of the convertible bonds having an aggregate principal amount of approximately US$5.8 million have signed the Bondholder Participation Agreement relating to an exchange offer made for the holders to take part in Piltel’s debt restructuring.

For 2002, we anticipate lower capital expenditures and reduced equity investments. Our 2002 budget for consolidated capital expenditures is Php17,000.0 million, of which approximately Php7,000.0 million is budgeted to be spent by PLDT for its fixed line data and network services, Php9,000.0 million is budgeted to be spent by Smart to further expand and upgrade its GSM network, and the remainder is budgeted to be spent by ePLDT and our other subsidiaries. Smart expects to acquire, by the end of 2002, certain assets from PLDT comprising a portion of PLDT’s digital fiber optic cable from Luzon to Mindanao and certain related equipment.

We expect PLDT's new equity investments in subsidiaries and affiliates for 2002 will not exceed Php1,000.0 million, of which approximately Php600.0 million (US$11.6 million) is budgeted to be used to fund Piltel's additional drawings on the letter of support, as mentioned above, and the balance is largely budgeted to be used to finance ePLDT's various call center and other business initiatives, which PLDT will consider on a case-by-case basis.

Financing Activities

On a consolidated basis, we used net cash of Php25,500.5 million for financing activities in the first nine months of 2002, compared to Php10,270.3 million in the first nine months of 2001. On a non-consolidated basis, net cash used in financing activities in the first nine months of 2002 amounted to Php16,591.7 million, compared to Php13,370.3 million in the first nine months of 2001. The net cash used in financing activities in the first nine months of 2002 was higher than in the first nine months of 2001 mainly due to PLDT’s debt payments. On a stand-alone basis, Smart used net cash of Php6,626.6 million for financing activities in the first nine months of 2002, specifically for debt repayments. Conversely, Smart’s financing activities in the first nine months of 2001 provided net cash of Php6,442.7 million, representing loans and drawings under credit facilities.

Debt Financing

Our consolidated additions to long-term debt during the first nine months of 2002 totaled Php31,934.2 million, consisting of Smart's drawings of Php6,074.1 million, principally from its Phase 5 GSM loan facilities; proceeds from PLDT's issuance of notes amounting to Php17,511.9 (US$350.0 million) and drawings totaling Php8,207.7 million, primarily from PLDT’s loan facilities extended and/or guaranteed by various export credit agencies; and ePLDT’s drawing of Php140.5 million from a three-year term loan facility.

Our consolidated indebtedness as of September 30, 2002 totaled Php171,052.6 million, a decrease of Php4,306.1 million, or 2.5%, from Php175,358.7 million as of December 31, 2001. The decrease was mainly due to the reduction of PLDT’s and Smart’s indebtedness by Php2,947.0 million and Php1,188.9 million, respectively, in the first nine months of 2002. Non-consolidated indebtedness decreased by 2.1% from Php143,477.1 million as of December 31, 2001 to Php140,530.1 million as of September 30, 2002 due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart's indebtedness as of September 30, 2002 stood at Php25,012.9 million, a decrease of 4.5% from Php26,201.8 million as of December 31, 2001.

As of September 30, 2002, PLDT had undrawn committed dollar-denominated long-term credit facilities of US$283.2 million, inclusive of undrawn portions of the US$149 million KfW refinancing facility and US$145 million multicurrency refinancing facility. Smart, on the other hand, had undrawn dollar-denominated long-term credit facilities of US$7.9 million. In addition, Smart still has available facilities under its US$50 million Framework Agreement with Hypovereinsbank up to a maximum aggregate amount of US$42.8 million.

Smart expects to sign in November 2002 a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance. The facility will be used to finance equipment and services related to the Phase 6 of Smart’s GSM network expansion.

The scheduled maturities of our outstanding long-term debt after giving effect to existing refinancing facilities as of September 30, 2002 are as follows:

	Consolidated	Non-consolidated
Maturity	(in million pesos)

2002(1)	3,594.8	2,171.1
2003	19,315.5	12,142.3
2004	22,010.7	14,877.9
2005	28,049.6	20,880.0
2006 and onwards	96,299.9	89,791.9

___________________

(1) October 1, 2002 through December 31, 2002.

Approximately Php72,970.7 million principal amount of our consolidated outstanding long-term debt as of September 30, 2002 is scheduled to mature over the period 2002 to 2005. Of this principal amount, approximately Php50,071.3 million is attributable to PLDT, Php19,463.0 million to Smart, and the remainder to Mabuhay Satellite, MaraTel and ePLDT.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$44.6 million (Php2,336.4 million) under this facility as of September 30, 2002.

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% Notes due 2007 and US$250 million aggregate principal amount of 11.375% Notes due 2012. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63.0 million principal amount of our 8.5% Notes due 2003 and US$116.9 million principal amount of our 10.625% Notes due 2004 tendered by holders in our tender offer and (2) US$5.5 million principal amount of our 10.625% Notes due 2004 from the open market and to prepay or repay various loans in the aggregate amount of US$111.1 million, of which US$52.8 million (JP¥6,260.4 million) pertained to the Japanese yen term loan maturing in June 2003 and US$41.4 million pertained to the US$150.0 million term loan maturing in December 2003. We will continue to prepay or repay short-term and other medium-term debts of PLDT using the remaining proceeds from the bond issue.

On September 4, 2002, PLDT signed a facility agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914.0 million and US$53.3 million, respectively. This facility, which has been split into two tranches to be drawn down in June and December 2003, is intended to refinance a portion of the JP¥12,754.7 million and US$62.1 million principal amounts outstanding under a Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. The new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥9,760.0 million under JBIC’s overseas investment loan program. Proceeds from this facility have been fully drawn and will amortize beginning March 2005 and mature on March 21, 2008.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis, excluding PLDT’s equity share in net earnings of subsidiaries and investees, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1; and

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Further, with the signing of PLDT’s US$145 million multicurrency term loan facility, PLDT will become subject to additional financial tests to be measured starting March 2003. Under the terms of this facility, PLDT shall be required to maintain, on a non-consolidated basis, a debt service coverage ratio of not less than 1.1:1 and a debt to free cash flow ratio of not more than 6.0:1 in 2003. The required threshold for the debt to free cash flow ratio will become more restrictive at the end of 2003 and will continue to become more restrictive in increments thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between Php55.013 = US$1.00 on January 18, 2001 and Php47.550 = US$1.00 on February 16, 2001. At September 30, 2002, the exchange rate was Php52.41 = US$1.00, equivalent to a 1.4% depreciation of the peso relative to the rate at the end of 2001. In addition, certain of our financial ratios are adversely affected by impairment or similar charges, increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart and PLDT’s other subsidiaries and investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s subsidiaries or investees.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions, or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and affiliates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends on, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Also, these covenants restrict our ability to sell assets and to use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JPY9,760.0 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of the multicurrency term facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other defaults that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, we have completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term. In January 2002, PLDT signed two loan agreements with KfW, which provide PLDT with a US$149 million facility to refinance, in part, the repayment installments under our existing loans from KfW as they fall due from January 2002 until December 2004. In May 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million, the proceeds of which have been and will be used to refinance short-term and medium-term indebtedness. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, which is intended to refinance a portion of the principal amounts outstanding under two existing loans falling due in 2003.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. Smart has obtained the necessary waivers of loan covenant restrictions to permit Smart to distribute dividends to PLDT in December 2002 in an amount up to 40% of Smart’s net income in 2001 equivalent to Php1,540.9 million, subject to certain conditions, including Smart’s procurement of new financing for 2002 in an amount not less than Php3,700.0 million. With the expected signing by Smart of a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance, the last commercial condition to paying the dividend will then have been satisfied. Further waivers would be required for payment of additional dividends in future periods. We intend to secure additional financings from banks and other institutional lenders. Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financing, particularly financing costs. On October 21, 2002, Moody’s Investors Service and Fitch IBCA affirmed PLDT’s corporate credit rating at “Ba3”. In May 2002, following PLDT’s global offering of US$350 million notes, Standard & Poor's Ratings Group raised PLDT's credit rating from "BB-" to "BB" and Moody's Investors Service confirmed PLDT's "Ba3" credit rating. In November 2001, January 2002 and February 2002, PLDT's corporate credit ratings were downgraded by Standard & Poor's Ratings Group, Moody's Investors Service and Fitch IBCA, Duff & Phelps to "BB-," "Ba3" and "BB-," respectively. However, none of our existing indebtedness contains provisions under which rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On October 29, 2002, PhilRatings, a credit rating agency in the Philippines, announced its “PRS 1” rating for PLDT’s planned short-term commercial paper issue. PRS 1 is the highest rating possible on PhilRatings’ scale for short-term securities and is defined as “strongest capability for timely payment of debt on both principal and interest.”

Off-Balance Sheet Financing

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$49.4 million (Php2,536.6 million) in the first nine months of 2001 that resulted in losses of US$1.8 million (Php92.4 million). The losses are included in the "Other Expenses – net" account in our consolidated statements of income, while the receivables sold are excluded from our consolidated balance sheets. In the first nine months of 2002, no receivables were sold under these agreements. The agreement with Charta Corporation was terminated on June 27, 2002, while the agreement with Citibank N.A., Hong Kong, was terminated on September 18, 2002.

Equity Financing

Through our subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of our 10% Cumulative Convertible Preferred Stock, PLDT raised Php391.4 million in the first nine months of 2002 and Php190.3 million in the same period in 2001.

Cash dividend payments in the first nine months of 2002 amounted to Php1,178.3 million, which were paid solely to preferred shareholders of PLDT. In the first nine months of 2001, cash dividend payments totaled Php1,454.0 million, of which Php401.5 million was paid to PLDT’s common shareholders and the remainder to its preferred shareholders. PLDT has not paid any cash dividends to its common shareholders since June 2001, and it does not expect to pay its common shareholders any dividends throughout 2002.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of September 30, 2002:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
		(in million pesos)

Long-term lease obligations	9,281.8	474.3	4,839.7	3,099.9	867.9
Unconditional purchase obligations	2,438.5	–	800.7	524.1	1,113.7
Other long-term obligations	19,748.2	–	–	–	19,748.2
Total	31,468.5	474.3	5,640.4	3,624.0	21,729.8

Long-term Lease Obligations

Transponder Lease Agreement. PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995, which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18.0 million. As of September 30, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php5,433.9 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of September 30, 2002, PLDT’s aggregate remaining obligation under these agreements was approximately Php1,021.7 million. In case of cancellation, PLDT will be required to pay Php100 million for each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and other allied services in relation to the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of September 30, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php357.7 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of September 30, 2002, PLDT’s aggregate remaining obligation under these contracts was approximately Php97.6 million.

License Agreement with Mobius Management Systems (Australia) Pty. Ltd. PLDT has entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of September 30, 2002, PLDT’s aggregate obligation under this agreement was approximately Php89.4 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS a minimum of US$5.0 million worth of air time annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS' aggregate billing revenues is less than US$45.0 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. As of September 30, 2002, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php2,424.0 million.

PLDT, together with the founder shareholders, is endeavoring to amend the agreement due to the occurrence of a partial satellite loss, changes in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$890 thousand, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter. As of September 30, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php14.5 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, PLDT issued 2,691,340 shares of Series V Convertible Preferred Stock, 5,084,029 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 shares of Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. In addition, on August 12, 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock in exchange for a total of 150,500 shares Series K, Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of September 30, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of September 30, 2002 is Php19,748.2 million, of which Php13,014.9 million is payable on June 4, 2008 and Php6,733.3 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php3,073.9 million, based on the market price of PLDT's common stock of Php280.00 per share as of September 30, 2002.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of letters of credit, as of September 30, 2002:

	Amount of Commitment Expiration Per Period
	Total	Less than 1 year	1-3 years	4-5 years
		(in million pesos)

Letters of credit	2,048.8	2,048.8	—	—

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handing over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. Under the MPO, unavailed portion as of September 30, 2002 amounted to US$106.7 million.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

At September 30, 2002, the Philippine peso depreciated against the U.S. dollar to Php52.41 = US$1.00 from Php51.348 = US$1.00 at September 30, 2001 and Php51.690 = US$1.00 at December 31, 2001. In the first nine months of 2002 and 2001, we capitalized foreign exchange losses of Php2,186.6 million and Php3,260.5 million, respectively. Of this capitalized foreign exchange loss in the first nine months of 2002, Php1,867.9 million was attributable to foreign currency-denominated liabilities used to finance our capital investments and was therefore recorded as an addition to the carrying value of the related property accounts. Of the capitalized foreign exchange loss in the first nine months of 2001, Php3,442.1 million was also attributable to foreign currency-denominated liabilities and was added to related property accounts.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of September 30, 2002 (unaudited) and December 31, 2001 (audited):

	September 30, 2002(1)		December 31, 2001(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
		(in millions)
Assets
Cash and cash equivalents	49.4	2,590.7	40.3	2,083.1
Accounts receivable	124.9	6,545.6	145.8	7,536.4
	174.3	9,136.3	186.1	9,619.5
Liabilities
Accounts payable	36.7	1,926.0	27.3	1,411.1
Accrued and other current liabilities	185.3	9,712.1	165.0	8,528.8
Notes payable	17.3	905.7	23.0	1,188.9
Long-term debt	3,018.5	158,197.9	3,156.2	163,144.0
	3,257.8	170,741.7	3,371.5	174,272.8
Net foreign currency-denominated liabilities	3,083.5	161,605.4	3,185.4	164,653.3

___________________

(1)  The exchange rate used is Php52.410 = US$1.00.

(2)  The exchange rate used is Php51.690 = US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of September 30, 2002, approximately 97% of our long-term debts, both consolidated and non-consolidated, were denominated in foreign currencies, principally in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar will increase both the principal amount and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 10 to the accompanying financial statements.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. Accordingly, in our results of operations, we recognize the amortization of forward premiums or discounts over the respective terms of these contracts. As of September 30, 2002, PLDT and Smart had outstanding forward foreign exchange contracts of US$268.7 million (Php14,082.6 million) and US$20.3 million (Php1,036.5 million), respectively. Also as of the same date, PLDT had outstanding principal-only cross-currency swap contracts totaling US$250.0 million (Php12,356.6 million), while Smart had a cross-currency swap contract amounting to US$101.1 million (Php5,292.1 million). For further discussions of these contracts, see Note 21 to the accompanying financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. In September 2002, PLDT terminated its outstanding interest rate swap agreement amounting to US$175.0 million (Php9,171.8 million) for which it received payment of US$12.16 million (Php633.2 million), net of outstanding receivables at the termination date.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In the first nine months of 2002 and 2001, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate have exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation is a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2001 was 6.1%, compared to 4.4% in 2000. For the first nine months of 2002, the average inflation rate in the Philippines was 3.3%, compared to an average of 6.6% for the first nine months of 2001.

OTHER INFORMATION

Termination of Proposed Transaction among First Pacific Company Limited, the Gokongwei Group and JG Summit Holdings, Inc.

On October 2, 2002, First Pacific Company Limited announced that the Gokongwei Group had terminated the Memorandum of Agreement, or MOA, it entered into with the First Pacific Group on June 4, 2002. The MOA contemplated the injection of the existing 24.4% economic interest of the First Pacific Group in PLDT into an entity in which the Gokongwei Group would have purchased a two-thirds controlling interest. Among the reasons cited by the Gokongwei Group for terminating the MOA are the expiration of the MOA’s exclusivity period on September 30, 2002 and the difficulties encountered by First Pacific in attempting to implement the transaction. First Pacific has accepted the termination of the MOA by the Gokongwei Group. Accordingly, First Pacific has indicated that the transaction contemplated by the MOA will not now proceed. First Pacific also stated in its announcement that it continues to review its strategic options in relation to its Philippine investments although it stated that no negotiations or discussions in relation to a specific transaction were ongoing. PLDT has also withdrawn its suit against First Pacific arising from alleged inadequacies in First Pacific’s filing and disclosures concerning the MOA.

Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties.

  Telecommunications services provided within the PLDT Group — interconnection agreements among PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel under terms similar with those of other telecommunications providers outside the PLDT Group;

  Transponder Lease from Mabuhay Satellite to PLDT — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. Total rentals under this agreement amounted to Php613.4 million and Php659.2 million for the nine months ended September 30, 2002 and 2001, respectively. PLDT’s outstanding obligations under this agreement amounted to Php166.8 million and Php35.8 million as of September 30, 2002 and December 31, 2001, respectively;

  Facilities Management Agreement between PLDT and Piltel — an agreement under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunication and Executive Order No. 109 network operations and services. Total management fees under this agreement amounted to Php63.7 million and Php32.2 million for the nine months ended September 30, 2002 and 2001, respectively. PLDT’s outstanding receivables under this agreement amounted to Php59.5 million and Php173.6 million as of September 30, 2002 and December 31, 2001, respectively.

  Facilities Management Agreement between Subic Telecom and Piltel — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Total management fees under this agreement amounted to Php16.2 million and Php18.7 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding receivables of Subic Telecom under this agreement amounted to Php8.9 million and Php41.5 million as of September 30, 2002 and December 31, 2001, respectively.

  Agreements between Smart and Piltel — agreements in connection with the integration of Smart’s and Piltel’s operations under which Smart undertakes to manage Piltel’s facilities, customer services and administrative support and management services. Total fees under these management agreements amounted to Php485.6 million and Php387.5 million for the nine months ended September 30, 2002 and 2001, respectively. Under these agreements, Smart’s outstanding receivables as of September 30, 2002 amounted to Php406.0 million, and its outstanding payable as of December 31, 2001 amounted to Php79.6 million. In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,253.1 million and Php1,256.3 million for the nine months ended September 30, 2002 and 2001, respectively. Smart’s outstanding receivables under this agreement amounted to Php1,164.6 million and Php1,814.9 million as of September 2002 and December 2001, respectively.

  Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines; and

  Agreements between Smart and ACeS Philippines — agreements under which Smart (1) provides ACeS Global Mobile Personal Communications by Satellite, or GMPCS, services, in the Philippines, (2) undertakes the management, maintenance and operations of GMPCS, and (3) provides certain administrative support and services in certain aspects of ACeS Philippines’ business operations. Total fees under these agreements, net of ACeS Philippines’ share, amounted to Php35.8 million and Php14.0 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding obligations of ACeS Philippines under these agreements amounted to Php120.8 million and Php5.2 million as of September 30, 2002 and December 31, 2001, respectively;

In addition, transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of September 30, 2002 and December 31, 2001 and for the nine months ended September 30, 2002 and 2001 are as follows:

  Agreements with NTT Communications and or its Affiliates — agreements under which NTT Communications provides advisory services for various business areas of PLDT; NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and PLDT and NTT Communications agree to cooperative arrangements for international telecommunication services. Total fees under these agreements for the first nine months of 2002 and 2001 amounted to Php251.3 million and Php303.4 million, respectively.

  Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services in the operations and maintenance of Smart’s CMTS. Total fees under these agreements amounted to Php299.6 million and Php142.4 million for the nine months ended September 30, 2002 and 2001, respectively. Smart’s outstanding obligations under these agreements amounted to Php51.4 million and Php5.3 million as of September 30, 2002 and December 31, 2001, respectively. Asia Link is a subsidiary of First Pacific.

  Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide — agreement under which FCB Worldwide provides consultancy and advisory services to PLDT. Total fees under this agreement amounted to Php19.1 million and Php20.0 million for the nine months ended September 30, 2002 and 2001, respectively. The chairman of PLDT’s board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

  Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the brokers’ fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan in 2002 covering the twelve-month period ending July 31, 2003 amounted to Php536.2 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

For a detailed discussion of the above related party transactions, see Note 13 to the accompanying financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Registrant

By:

/s/ MA. LOURDES C. RAUSA-CHAN
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Secretary
and General Counsel

Date: November 5, 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS

(In Million Pesos)

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS
Current Assets
Cash and cash equivalents (Note 20)	7,268.4	4,122.7	2,216.0	2,336.2
Accounts receivable – net (Notes 4, 13 and 20)	24,698.2	26,797.1	18,724.9	21,018.3
Inventories and supplies – net (Note 5)	4,443.6	5,204.6	2,880.9	3,685.4
Deferred income tax (Note 16)	3,723.5	1,439.4	3,307.3	1,219.8
Prepayments and other current assets	1,443.8	2,172.3	928.3	860.5
Total Current Assets	41,577.5	39,736.1	28,057.4	29,120.2
Property, Plant and Equipment – net (Notes 5, 6, 10, 13 and 18)	252,201.5	256,477.0	194,646.0	197,646.8
Investments (Notes 2, 7, 10, 12, 13 and 15)	5,765.8	6,424.1	39,824.7	36,937.8
Other Assets (Notes 7, 8, 13 and 21)	5,495.7	4,985.1	1,575.2	808.5
	305,040.5	307,622.3	264,103.3	264,513.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable (Notes 13 and 20)	12,224.3	12,234.3	7,563.2	8,673.6
Current portion of long-term debt (Notes 6, 10, 13, 20 and 21)	19,017.0	19,285.7	11,993.7	14,274.4
Accrued and other current liabilities (Notes 9, 13, 16 and 20)	10,798.5	8,188.9	5,547.2	4,600.3
Notes payable (Notes 13 and 20)	1,782.1	6,461.9	666.9	1,961.9
Income tax payable (Note 16)	650.9	354.9	–	181.4
Dividends payable (Note 12)	482.5	322.7	482.5	322.6
Total Current Liabilities	44,955.3	46,848.4	26,253.5	30,014.2
Long-term Debt – net of current portion (Notes 6, 10, 13, 20 and 21)	150,253.5	149,611.1	127,869.5	127,240.8
Deferred Credits and Other Liabilities (Notes 11, 13 and 21)	6,577.4	12,959.6	7,999.2	10,339.9
Deferred Income Tax (Note 16)	10,626.2	8,621.5	10,215.8	8,290.8
Minority Interest in Consolidated Subsidiaries	862.8	954.1	–	–
Stockholders’ Equity (Notes 2 and 12)	91,765.3	88,627.6	91,765.3	88,627.6
	305,040.5	307,622.3	264,103.3	264,513.3

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME

(In Million Pesos, Except Per Share Amounts)

	Consolidated		Non-Consolidated		Consolidated		Non-Consolidated
	Nine Months Ended September 30				Three Months Ended September 30
	2002	2001	2002	2001	2002	2001	2002	2001
	(Unaudited)
OPERATING REVENUES (Notes 13 and 19)
Fixed line services:
Local exchange	15,936.2	16,428.2	15,859.1	16,053.2	5,217.2	5,434.0	5,198.6	5,409.7
International long distance	7,804.3	9,016.1	7,393.3	8,775.3	2,581.8	2,609.9	2,377.7	2,561.0
National long distance	5,836.8	6,559.0	5,771.8	6,411.4	1,920.3	2,016.9	1,896.7	1,979.2
Data and other network	4,125.8	3,516.9	4,030.9	3,494.2	1,407.4	1,177.5	1,359.3	1,170.0
Miscellaneous	226.4	326.7	568.5	283.2	101.7	113.2	270.5	102.4
	33,929.5	35,846.9	33,623.6	35,017.3	11,228.4	11,351.5	11,102.8	11,222.3
Wireless services	24,376.5	17,408.6	–	–	9,360.9	6,328.3	–	–
Information and communications technology services	623.2	328.2	–	–	221.2	117.7	–	–
	58,929.2	53,583.7	33,623.6	35,017.3	20,810.5	17,797.5	11,102.8	11,222.3
OPERATING EXPENSES
Depreciation and amortization (Note 6)	17,864.0	16,398.6	9,682.2	9,459.2	6,289.2	4,992.4	3,222.3	3,213.3
Compensation and benefits (Note 14)	7,635.5	6,710.1	5,321.2	5,352.1	2,531.4	2,169.0	1,717.9	1,703.9
Selling and promotions	5,925.0	6,090.5	939.2	1,165.1	2,391.4	2,242.6	294.3	188.2
Maintenance (Note 13)	3,550.2	3,426.3	2,326.9	2,403.5	1,204.7	1,164.7	752.0	799.4
Provision for doubtful accounts	3,218.2	2,311.4	2,609.0	2,078.0	1,624.5	631.6	1,205.0	690.0
Rent (Note 13)	2,264.3	1,717.7	1,232.4	1,357.3	1,055.1	607.9	440.4	443.3
Professional and other service fees (Note 13)	1,209.0	1,264.7	710.5	840.9	415.7	152.3	241.7	282.9
Taxes and licenses	654.4	711.3	389.3	311.9	213.7	283.9	116.2	76.9
Other operating costs (Note 13)	1,655.0	2,612.2	822.7	1,361.1	464.8	1,002.0	317.0	486.3
	43,975.6	41,242.8	24,033.4	24,329.1	16,190.5	13,246.4	8,306.8	7,884.2
NET OPERATING INCOME	14,953.6	12,340.9	9,590.2	10,688.2	4,620.0	4,551.1	2,796.0	3,338.1
OTHER EXPENSES – Net (Notes 4, 6, 7, 8, 10, 13, 15 and 20)	9,354.1	10,543.6	4,695.1	7,588.6	2,759.7	3,448.4	1,183.2	2,265.4
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	5,599.5	1,797.3	4,895.1	3,099.6	1,860.3	1,102.7	1,612.8	1,072.7
PROVISION FOR INCOME TAX (Note 16)	1,463.6	1,120.8	738.9	717.8	477.5	77.4	211.4	64.8
INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	4,135.9	676.5	4,156.2	2,381.8	1,382.8	1,025.3	1,401.4	1,007.9
MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	(20.3)	(1,705.3)	–	–	(18.6)	17.4	–	–
NET INCOME	4,156.2	2,381.8	4,156.2	2,381.8	1,401.4	1,007.9	1,401.4	1,007.9
Earnings Per Common Share (Note 17)
Basic	17.35	7.62	17.35	7.62	5.81	3.62	5.81	3.62
Diluted	17.15	7.62	17.15	7.62	5.75	3.62	5.75	3.62

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Nine Months Ended September 30, 2002 and 2001

(In Million Pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
	(Unaudited)

Balance at January 1, 2001	3,921.3	842.5	48,880.1	32,883.5	86,527.4
Net income for the period	–	–	–	2,381.8	2,381.8
Cash dividends	–	–	–	(1,381.6)	(1,381.6)
Issuance of capital stock	289.0	0.9	16.6	–	306.5
Balance at September 30, 2001	4,210.3	843.4	48,896.7	33,883.7	87,834.1

Balance at January 1, 2002	4,242.3	844.5	48,905.5	34,635.3	88,627.6
Net income for the period	–	–	–	4,156.2	4,156.2
Cash dividends	–	–	–	(1,338.2)	(1,338.2)
Issuance of capital stock	370.4	1.8	19.5	–	391.7
Partial redemption of Series IV Preferred Stock (Note 12)	(72.0)	–	–	–	(72.0)
Balance at September 30, 2002	4,540.7	846.3	48,925.0	37,453.3	91,765.3

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS

(In Million Pesos)

	Consolidated		Non-Consolidated		Consolidated		Non-Consolidated
	Nine Months Ended September 30				Three Months Ended September 30
	2002	2001	2002	2001	2002	2001	2002	2001
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Income before income tax	5,619.8	3,502.6	4,895.1	3,099.6	1,878.9	1,085.3	1,612.8	1,072.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,864.0	16,398.6	9,682.2	9,459.2	6,289.2	4,992.4	3,222.3	3,213.3
Provision for doubtful accounts	3,218.2	2,311.4	2,609.0	2,078.0	1,624.5	631.6	1,205.0	690.0
Minority interest in net income (losses) of consolidated subsidiaries	(20.3)	(1,705.3)	–	–	(18.6)	17.4	–	–
Equity in net losses (earnings) of investees, including goodwill amortization and provision for permanent decline in value of investment	1,038.1	299.8	(2,395.0)	(223.7)	316.7	309.3	(923.6)	(749.8)
Others	838.8	1,380.3	208.3	–	463.3	1,394.1	208.4	–
Interest income	(794.6)	(1,077.6)	(57.7)	(169.2)	(277.3)	(344.7)	(21.4)	(20.2)
Interest expense	10,693.2	11,225.1	8,333.1	8,207.5	3,484.1	3,445.7	2,737.2	2,664.2
Operating income before working capital changes	38,457.2	32,334.9	23,275.0	22,451.4	13,760.8	11,531.1	8,040.7	6,870.2
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	(543.4)	(2,340.5)	40.2	(1,281.3)	(943.1)	(484.1)	2,048.3	1,215.5
Inventories and supplies	439.5	(977.9)	804.5	(486.9)	(440.0)	1,296.2	46.0	(421.0)
Prepayment and other current assets	135.0	(1,219.5)	(507.4)	(151.4)	(57.3)	(362.5)	(327.8)	184.4
Increase (decrease) in:
Accounts payable	(1,181.6)	(1,232.1)	(1,323.7)	(3,390.9)	3,561.4	(952.1)	1,132.1	(2,551.0)
Accrued and other current liabilities	3,419.2	325.3	211.4	1,114.6	3,278.1	(795.9)	(121.7)	795.2
Cash generated from operations	40,725.9	26,890.2	22,500.0	18,255.5	19,159.9	10,232.7	10,817.6	6,093.3
Income taxes paid	(307.3)	(985.2)	(181.4)	(938.6)	(12.1)	(303.2)	–	(285.7)
Net cash provided by operating activities	40,418.6	25,905.0	22,318.6	17,316.9	19,147.8	9,929.5	10,817.6	5,807.6
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(10,024.5)	(18,409.7)	(3,752.5)	(4,532.9)	(3,335.7)	(7,987.6)	(1,887.4)	(2,049.1)
Interest paid – capitalized to property, plant and equipment	(1,083.4)	(1,240.9)	(913.8)	(1,149.5)	(330.0)	(60.1)	(274.0)	(364.0)
Net additions to investments	(354.7)	(564.5)	(357.4)	(4,089.3)	(159.9)	(49.2)	(171.8)	(429.7)
(Increase) decrease in other assets	(878.3)	(1,754.7)	(933.7)	326.9	(715.2)	(29.5)	(680.6)	564.5
Interest received	510.0	1,102.0	57.8	172.9	172.2	339.3	24.2	20.3
Net cash used in investing activities	(11,830.9)	(20,867.8)	(5,899.6)	(9,271.9)	(4,368.6)	(7,787.1)	(2,989.6)	(2,258.0)
CASH FLOWS FROM FINANCING ACTIVITIES
Additions to long-term debt	31,934.2	12,424.9	25,719.6	3,789.8	5,484.3	3,259.1	5,334.6	1,129.5
Reductions of long-term debt	(36,959.8)	(11,752.5)	(29,238.6)	(10,715.6)	(15,644.5)	(3,629.1)	(13,954.6)	(3,162.0)
Additions to (reductions of) notes payable	(4,703.3)	1,287.7	(1,279.2)	1,620.2	(2,273.9)	1,227.6	(299.9)	1,617.8
Interest paid – net of capitalized portion	(10,060.9)	(11,819.5)	(7,869.4)	(9,051.9)	(3,533.9)	(4,184.3)	(2,982.4)	(4,107.1)
Increase (decrease) in deferred credits and other liabilities	(4,851.8)	852.8	(3,065.2)	2,250.9	(2,531.8)	(58.1)	(980.3)	1,054.4
Cash dividends paid	(1,178.3)	(1,454.0)	(1,178.3)	(1,454.0)	(416.6)	(389.0)	(416.6)	(388.9)
Proceeds from issuance of capital stock	391.4	190.3	391.4	190.3	46.5	65.2	46.5	65.2
Redemption of preferred stock	(72.0)	–	(72.0)	–	–	–	–	–
Net cash used in financing activities	(25,500.5)	(10,270.3)	(16,591.7)	(13,370.3)	(18,869.9)	(3,708.6)	(13,252.7)	(3,791.1)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	58.5	98.8	52.5	86.3	296.6	(87.4)	223.0	(94.0)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,145.7	(5,134.3)	(120.2)	(5,239.0)	(3,794.1)	(1,653.6)	(5,201.7)	(335.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,122.7	9,674.3	2,336.2	7,780.8	11,062.5	6,193.6	7,417.7	2,877.3
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,268.4	4,540.0	2,216.0	2,541.8	7,268.4	4,540.0	2,216.0	2,541.8

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.        General

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange or PSE, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares or ADSs, with each ADS representing one common share. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and rates charged by PLDT.

2.        Basis of Financial Statement Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP.

Our unaudited financial statements include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results of operations that may be expected for the full year.

In preparing the unaudited September 30, 2002 financial statements, we followed the same accounting policies and methods of computation that we had applied in the preparation of the audited December 31, 2001 financial statements.

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group):

		Percentage of Ownership
		As of September 30,
Name of Subsidiary/Affiliate	Principal Activity	2002	2001

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0
PLDT Global Corporation, or PLDT Global	Telecommunications services	100.0	100.0
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	92.3	92.3

Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and telecommunications services	45.3	45.3

Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0

* Ceased to be treated as a consolidated subsidiary effective June 27, 2001.

Investment in Piltel

On June 4, 2001, Piltel completed the restructuring of approximately Php41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. Under the terms of Piltel’s debt restructuring plan, PLDT is not permitted to demand or receive any payment, redemption or distribution in respect of any present or future liability owed by Piltel to PLDT or any affiliate until all amounts owed to participating creditors have been paid or discharged, except for payments due in respect of transactions having arm’s-length terms. In addition, PLDT is subject to contractual restrictions on the amount of financial support it can provide to Piltel under the PLDT Letter of Support issued in connection with Piltel’s debt restructuring. These severe long-term restrictions significantly impair the ability of Piltel to transfer funds to PLDT. Also, on June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel’s outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT’s ownership in Piltel’s outstanding common stock decreased from 57.6% to approximately 45.3%. Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, Piltel’s financial position and results of operations are excluded from our consolidated balance sheets as of September 30, 2002 (unaudited) and December 31, 2001 (audited) and unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2002. Our unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2001 only include proportionately Piltel’s results of operations up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see Note 7 – Investments.

Investments in Other Subsidiaries

Other equity investments of PLDT are discussed in detail in Note 7 – Investments.

All significant inter-company balances and transactions have been eliminated in the consolidation.

3.        Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Service. Our local exchange revenues consist of: (1) flat monthly fees for our billed service; (2) installation charges and other one-time fees associated with the establishment of customer service; (3) fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network; (4) proceeds from sales of prepaid call cards and calls from payphones and coin-operated phones; and (5) charges for special features, including bundled value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service has been activated. Fixed charges and local access charges are recognized upon the completion of a call that has terminated to our local exchange network. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers, gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses.

International Long Distance Service. International long distance revenues generated through our international gateway facilities consist of: (1) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; (2) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (3) outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunication administrations, are initially deferred and are recognized as earned only upon settlement.

National Long Distance Service. National long distance revenues consist of: (1) per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and (2) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

National long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred.

Data and Other Network Services. Data and other network services revenues consist of revenues derived from (1) traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services; (2) broadband/packet-based/Internet-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale Digital Signal Level 3, or DS3; and (3) other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based upon contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Service

Cellular Service. Our cellular service revenues consist of: (1) revenues derived from sales of cellular prepaid cards, net of discounts given to dealers; (2) revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the Global System for Mobile Communications, or GSM, service; (3) facility service fees charged to Piltel for using Smart’s GSM network for Piltel’s Talk ‘N Text prepaid cellular service; (4) monthly service fees from postpaid subscribers, including charges for calls in excess of allocated free local calls, toll charges for national and international long distance calls, charges for text messages of our GSM service customers in excess of allotted free text messages and charges for value added services; and (5) other charges, including reconnection and migration charges.

Revenues from the sale of cellular prepaid cards comprise proceeds from sales of prepaid cards sold to dealers. The related expenses, such as (1) commissions for phone kit sales and (2) the value of free airtime included with subscriber identification modules, or SIM, cards at the time of purchase, are recorded as part of selling and promotion expenses at the time of sale. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunications administrations, are initially deferred and are recognized as earned only upon final settlement.

Postpaid services revenue, including charges for text messaging in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value-added services are recognized as they are used by the customer.

Other charges, including reconnection and migration charges, are recognized as the related service is provided to customers.

Satellite, VSAT and Other Services. Our revenues from satellite, very small aperture terminal, or VSAT, and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service.

Cash Equivalents

Cash equivalents shown in the statements of cash flows represent highly liquid debt instruments purchased with original maturities of three months or less from acquisition dates.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies ― which include cellular phone units, pagers, materials, spare parts, terminal units and accessories ― are stated at the lower of cost or net realizable value. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Cost includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of current monetary items.

Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives, as follows:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The depreciation of the communications satellite is based on the aggregate predicted life of its transponders estimated from the date of launch. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

We review the carrying amounts of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our review assesses the recoverable values of the relevant assets based on our estimates of the value from continued use of the asset and its eventual disposition or our best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is considered unnecessary, the assets’ estimated useful lives and salvage values are reviewed to determine if any adjustments are necessary.

Maintenance and repair costs are charged to operations as incurred. Renewals and improvements that extend the lives of the equipment are charged to the appropriate property accounts. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as income or loss for the relevant period.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT’s ownership is 20% or more are accounted for using the equity method. Under this method, the cost of the investments is increased or decreased by PLDT’s equity in net earnings or losses of the investees since acquisition dates, adjusted for the straight-line amortization over a period of five years of the difference between the cost of such investments and the proportionate share in the underlying net assets of the investees at acquisition dates. Dividends received are treated as reductions in the carrying amount of our investments.

Our investments in companies over which no significant influence is exercised are stated at cost.

Deferred Charges

Expenses incurred by certain of our consolidated subsidiaries prior to the start of their commercial operations are capitalized. These capitalized expenses will be or are being amortized from the start of their commercial operations. Issuance costs, underwriting fees and related expenses incurred in connection with our issuance of debt instruments are deferred and amortized over the terms of the instruments.

Interest Capitalization

For financial reporting purposes, interest and other financing charges incurred during the installation of major capital projects are capitalized as part of the cost of the assets. For income tax purposes, such charges are treated as deductible expenses in the period they are incurred.

Employees’ Benefit Plan

PLDT uses the projected unit credit of accrued benefit valuation method. Expenses are accrued in amounts equal to the current service cost and amortization of past service costs, interest on unfunded actuarial liability and amortization of transition liability over the expected future service years of the employees covered by their respective benefit plans.

Financial Instruments

Foreign currency-denominated monetary assets and liabilities are translated into pesos based on the prevailing Philippine Dealing System weighted average exchange rates at balance sheet dates.

Foreign exchange differences resulting from exchange rate changes that affect liabilities incurred in the acquisition of assets are included in the carrying amount of the related assets to the extent that the adjusted carrying value of the asset does not exceed the lower of replacement cost and the amount recoverable from the use or sale of the assets.

Forward foreign exchange contracts and foreign currency swap contracts entered into to manage foreign currency risks associated with our foreign currency denominated loans are deferred and offset against foreign exchange gains or losses on the underlying hedged item.

Treasury rate lock and interest rate swap agreements are entered into to manage our exposure to interest rate fluctuations. Gains on the treasury rate lock agreements are deferred and amortized over the terms of the agreements.

Income Taxes

In accounting for income taxes, we apply the liability method that requires recognition of deferred tax assets and liabilities for (1) the future tax consequences attributable to temporary differences between our financial statement and tax reporting bases of assets and liabilities; and (2) net operating loss carryover (NOLCO).

Under the liability method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income for the periods in which those temporary differences are expected to be recovered or settled and when the net operating loss carryover are expected to be applied. Provision for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax reporting bases of assets and liabilities. A valuation allowance is provided for deferred tax assets that are likely unrecoverable.

Earnings Per Common Share

Basic earnings per common share is computed by dividing earnings applicable to common stock by our weighted average number of common shares, after giving retroactive effect to stock dividend declarations. Diluted earnings per common share is computed in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares and bonds are converted to common stock.

Recently Issued Accounting Pronouncements

In 2001, the PLDT Group adopted the provisions of the following Statements of Financial Accounting Standards, or SFAS:

  SFAS No. 1 (revised 2000), “Presentation of Financial Statements”;
  SFAS No. 4 (revised 2000), “Inventories”;
  SFAS No. 22 (revised 2000), “Cash Flow Statements”; and
  SFAS No. 31, “Segment Reporting”.

4.        Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Million Pesos)
Customers and agents	28,916.3	28,196.9	21,766.5	21,637.5
Others	3,408.3	4,161.7	2,239.4	2,496.4
	32,324.6	32,358.6	24,005.9	24,133.9
Less allowance for doubtful accounts	7,626.4	5,561.5	5,281.0	3,115.6
	24,698.2	26,797.1	18,724.9	21,018.3

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

On September 21, 2000, PLDT entered into a similar Master Receivables Purchase and Sale Agreement with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This second facility was terminated on September 18, 2002.

Sales of receivables under these agreements amounted to US$49.4 million (Php2,536.6 million) for the nine months ended September 30, 2001, with resulting losses of US$1.8 million (Php92.4 million). The losses are included in the “Other Expenses – net” account in our unaudited statements of income, while the receivables sold have been excluded from our unaudited balance sheets.

There was no sale of receivables made for the nine months ended September 30, 2002.

5.        Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
		(In Million Pesos)
Spare parts and supplies	2,375.9	3,040.6	2,367.0	3,034.7
Terminal and cellular phone units	1,633.9	2,013.9	418.0	531.3
Others	433.8	150.1	95.9	119.4
	4,443.6	5,204.6	2,880.9	3,685.4

Spare parts and supplies issued to various projects are included as part of construction in progress account shown under “Property, Plant and Equipment.” In 2001, spare parts and supplies recovered from various completed projects valued at Php1,399.5 million were included in the “Inventories and Supplies” account. There were no spare parts and supplies recovered from completed projects for the nine months ended September 30, 2002.

6.        Property, Plant and Equipment

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
		(In Million Pesos)
Cable and wire facilities	105,270.4	98,321.7	104,270.5	97,287.2
Central office equipment	95,598.8	91,647.9	94,647.7	91,179.1
Cellular facilities	58,328.1	47,514.5	–	–
Buildings	24,876.5	24,347.5	23,074.1	22,936.0
Vehicles, furniture, and other work equipment	18,506.5	17,408.1	11,286.6	10,970.4
Communications satellites	10,617.1	10,722.5	–	–
Information origination/termination equipment	5,713.4	5,340.5	5,499.9	5,191.3
Land and improvements	2,257.1	2,318.5	2,124.2	2,171.8
	321,167.9	297,621.2	240,903.0	229,735.8
Less accumulated depreciation and amortization	89,612.6	72,891.9	65,359.0	56,348.6
	231,555.3	224,729.3	175,544.0	173,387.2
Property under construction	20,646.2	31,747.7	19,102.0	24,259.6
	252,201.5	256,477.0	194,646.0	197,646.8

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally U.S. dollars (see Note 10 – Long-term Debt). Interest and net foreign exchange losses capitalized to property, plant and equipment for the nine months ended September 30, 2002 and 2001 were as follows:

	Consolidated		Non-Consolidated
	Nine Months Ended September 30
	2002	2001	2002	2001
		(Unaudited)
		(In Million Pesos)
Interest	1,083.4	1,240.9	913.8	1,149.5
Foreign exchange losses	2,467.6	3,803.9	2,186.6	3,260.5

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. In June 2002, the estimated remaining useful lives of these assets were further revised to effectively end by December 2002. These revisions resulted in higher depreciation charges by Php1,410.0 million and Php900.0 million for the nine months ended September 30, 2002 and 2001, respectively. Having complied with the requirements set out by the NTC, Smart intends to close down its analog network by December 31, 2002.

PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of Php40.116 = US$1.00. As of December 31, 1997, the sound value was Php225,965.6 million and the appraisal increment was Php82,723.1 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of September 30, 2002 and December 31, 2001, the appraisal increment on PLDT’s properties still in service, net of a 5% disallowance factor, amounted to Php46,622.2 million and Php51,803.1 million, respectively.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

7.        Investments

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
		(In Million Pesos)
Investments in shares of stock:
Cost
Common	5,923.8	5,842.7	26,154.5	25,920.1
Preferred	6,511.8	6,090.0	13,927.5	13,509.4
	12,435.6	11,932.7	40,082.0	39,429.5
Accumulated equity in net losses	(8,810.0)	(7,648.8)	(2,309.5)	(4,543.9)
Total cost and accumulated equity in net losses	3,625.6	4,283.9	37,772.5	34,885.6
Investment in debt securities	2,140.2	2,140.2	2,052.2	2,052.2
	5,765.8	6,424.1	39,824.7	36,937.8
Investments in shares of stock:
At equity:
Smart	–	–	31,589.5	27,803.2
ACeS Philippines	–	–	1,917.8	2,091.7
Mabuhay Satellite	–	–	1,268.0	1,224.0
ePLDT	–	–	977.3	1,048.8
Subic Telecom	–	–	824.4	785.6
MaraTel	–	–	310.1	435.2
Clark Telecom	–	–	234.9	239.2
Telesat	–	–	169.1	144.2
SNMI	–	–	123.6	123.9
PLDT Global	–	–	1.2	1.2
Others	73.3	103.6	–	–
	73.3	103.6	37,415.9	33,897.0
At cost:
ACeS International Limited	1,614.4	1,614.4	–	–
Mabuhay Space Holdings Limited	887.0	885.3	–	–
Stradcom International Holdings, Inc.	616.2	616.2	–	–
Piltel (Note 2)	260.4	948.0	260.4	948.0
Others	174.3	116.4	96.2	40.6
	3,552.3	4,180.3	356.6	988.6
	3,625.6	4,283.9	37,772.5	34,885.6

Investments in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

Under the terms of the restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 12 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Conversion Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippines 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of the debt restructuring, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of September 30, 2002, the undrawn balance that would be available under the Letter of Support was US$54.1 million due to investments made by PLDT from March 23, 2000 in the aggregate amount of US$95.9 million.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair the ability of Piltel to transfer funds to PLDT. In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the Letter of Support.

On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel’s outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT’s ownership in Piltel’s outstanding common stock decreased from 57.6% to approximately 45.3%. Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, Piltel’s financial position and results of operations are excluded from our consolidated balance sheets as of September 30, 2002 (unaudited) and December 31, 2001 (audited) and unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2002. Our unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2001 only include proportionately Piltel’s results of operations up to June 27, 2001.

Total assets of Piltel as of September 30, 2002 and December 31, 2001 amounted to Php25,092.3 million and Php26,621.5 million, respectively, and total long term-term debt as of the same period amounted to Php21,873.9 million and Php21,192.9 million, which consist of the following:

	September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
		(In Millions)
Restructured debt
Peso
10 year Tranche B		Php2,166.4		Php2,166.4
15 year Tranche C		2,166.4		2,166.4
15 year Term Notes facility		292.7		241.4
		4,625.5		4,574.2
U.S. Dollar
10 year Tranche B	US$33.2	1,740.4	US$33.2	1,716.6
15 year Tranche C	33.2	1,740.4	33.2	1,716.6
15 year Conversion Notes	117.3	6,144.5	117.3	6,060.2
	US$183.7	9,625.3	US$183.7	9,493.4
Japanese Yen
10 year Tranche B	JPY 7,822.0	3,366.6	JPY 7,822.0	3,070.1
15 year Tranche C	7,822.0	3,366.6	7,822.0	3,070.1
	JPY 15,644.0	6,733.2	JPY 15,644.0	6,140.2
Total		20,984.0		20,207.8
Unrestructured debt
Peso
Preferred shareholders		–		106.9
U.S. Dollar
Banks	US$6.2	326.0	US$6.2	321.5
Convertible bonds	9.9	521.4	9.9	514.2
	US$16.1	847.4	US$16.1	835.7
Total		847.4		942.6
Liabilities under capital lease		42.5		42.5
		Php21,873.9		Php21,192.9

In June 2002, holders of Piltel’s Class II Series B preferred stock which had an aggregate redemption amount of Php102.3 million (including accrued dividends of Php19.7 million up to June 4, 2001) agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 150,500 Series K, Class I Convertible Preferred Stock of Piltel, or one Piltel Convertible Preferred Stock for every Php340 of the redemption amount, which were exchanged for 30,100 PLDT Convertible Preferred Stock. See Note 12 – Stockholders’ Equity for the terms of PLDT Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Term Notes Facility” as described above.

Piltel did not comply with the terms of convertible bonds with principal amount of US$7.5 million (approximately US$9.9 million redemption price at the option of the holders), and US$6.2 million of other U.S. dollar debt.

On January 17, 2002, Piltel defaulted on the payment for the redemption price of the unrestructured convertible bonds upon the exercise of the holders of their option to require the redemption of their convertible bonds on that date. Piltel received a notice of acceleration from the trustee for the convertible bonds in February 2002. Piltel is currently in discussion with certain holders of its convertible bonds and is seeking to restructure such debt on the terms and conditions of Piltel's debt restructuring plan. However, there is no assurance that Piltel and the bondholders who have not participated in the debt restructuring plan will be able to reach an agreement to resolve the default and address the notice of acceleration. As of October 15, 2002, holders of the convertible bonds having an aggregate principal amount of approximately US$5.8 million have signed the Bondholder Participation Agreement relating to an exchange offer made for the holders to take part in Piltel’s debt restructuring.

Piltel is currently in the process of finalizing the terms under which the holder of the US$6.2 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness does not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

The carrying value of PLDT’s investments in Piltel’s common shares has been reduced to zero as a result of PLDT’s accumulated equity in losses of Piltel following significant financial losses suffered by Piltel since 1997.

In addition, PLDT holds Php4,834.5 million in preferred shares of Piltel consisting of Php116.5 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel’s debt restructuring and Php4,718.0 million received in consideration of drawings under the Letter of Support issued by PLDT for the benefit of Piltel and its creditors. The carrying value of PLDT’s investment in Piltel preferred shares has been reduced to Php260.6 million as of September 30, 2002 after taking into account provisions for estimated permanent decline in value of PLDT’s investment in Piltel preferred shares up to September 30, 2002.

In 2001, Piltel wrote down assets valued at Php13,984.1 million, which was reflected in Piltel’s accounts as of September 30, 2001. The write-down, which was approved by Piltel’s Board of Directors at a meeting held on August 8, 2001, was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA, networks beginning the second half of 2001 due to Piltel’s recent success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

The attributable share of PLDT on the asset write-down amounting to approximately Php6,334.8 million was offset by a gain of Php7,592.4 million in respect of the increase in PLDT’s share of the net assets of Piltel arising from the completion of Piltel’s debt restructuring and transfer of Piltel’s common shares to certain financial advisors and additional provision of Php1,257.6 million in respect of PLDT’s investment in Piltel preferred shares.

Piltel’s continued operation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, and to obtain additional financing or refinancing, as may be necessary. PLDT’s investment in Piltel is carried in the unaudited consolidated and non-consolidated balance sheet as of September 30, 2002 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of PLDT’s investment that might be necessary should Piltel be unable to continue as a going concern.

Subscription for Smart Preferred Shares

On various dates in 2001 and 2000, PLDT entered into Subscription Agreements with Smart under which PLDT subscribed for a total of 762.4 million preferred shares of Smart at Php13.875 per share, or an aggregate subscription price of Php10,578.5 million, of which Php1,581.8 million is still unpaid as of September 30, 2002.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

Investment in Infocom Technologies, Inc., or Infocom

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom’s capital restructuring, which involved the increase in authorized capital stock of Infocom from Php250 million to Php500 million and the subsequent decrease in authorized capital stock of Infocom from Php500 million to Php188.5 million, which resulted in the removal of Infocom’s deficit amounting to Php232.4 million.

PLDT subscribed for 17.5 million Infocom common shares, which were paid by offsetting its subscription payable against its receivables from Infocom amounting to Php150 million and converting the Infocom’s convertible notes held by PLDT valued at Php24.5 million into Infocom common shares.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for in a manner similar to a pooling of interest method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at historical cost or at the predecessor’s carrying amounts.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of September 30, 2002, ePLDT holds interests in a number of businesses, which include:

a.       Internet Data Center under the brand name VitroÔ;

b.       100% investment in Vocativ Systems Inc., a 500-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

c.       100% investment in Parlance Systems, Inc., a 520-seat call center facility that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

d.       100% owned subsidiary, Sidera Technologies, Inc.;

e.       100% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;

f.        100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;

g.       99.6% investment in Infocom Technologies Inc., an Internet service provider;

h.       51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

i.         45% interest in Mind Stream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology or NIIT of India for IT courseware;

j.         40% investment in Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

k.       22.5% interest in Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office; and

l.         20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.

On August 20, 2002, ePLDT sold its 51% interest in eYP.ph Corporation and assigned and transferred its deposit of Php11.9 million for future subscription to the common capital stock to Directories Philippines Corporation, in exchange for the latter’s receivables of Php30.2 million from PLDT.

ePLDT had an initial authorized capital stock of Php1.0 billion, which was increased in May 2001 to Php4.0 billion. As of September 30, 2002, PLDT had subscribed for 1.404 billion shares of ePLDT’s common capital stock for which PLDT partially paid cash of Php550.0 million. The balance was fully paid by: (1) offsetting against PLDT’s receivables from ePLDT amounting to Php450.0 million, (2) transferring to ePLDT 134.6 million Infocom shares held by PLDT valued at Php134.6 million, and (3) transferring to ePLDT certain areas of PLDT’s Information Systems Data Center valued at Php270.0 million.

ePLDT commenced commercial operations on February 5, 2001.

Acquisition of Controlling Stake in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel for a total consideration of Php451.3 million. The shares represent 92.3% of the issued and outstanding common stock of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,599 subscribers and a switch capacity of 34,800 digital lines as of September 30, 2002.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT’s existing coverage in Mindanao.

Investment in PLDT Global Corporation

PLDT Global is a wholly owned subsidiary incorporated with a view to positioning PLDT as a major full service global telecommunications player through a strategy of establishing presence in key cities worldwide.

The authorized capital stock of PLDT Global consists of 50,000 shares with a par value of US$1 per share.

Investment of ACeS Philippines in ACeS International, Limited

As of September 30, 2002, ACeS Philippines has a 20.2% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement (Amended Agreement) to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditor in 1997. Under the Amended Agreement, AIL has, among other things, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, P.T. Asia Cellular Satellite, ACeS International Limited, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement which amended the terms of the Amended and Restated Credit Agreement dated December 30, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Investment of Mabuhay Satellite in Mabuhay Space Holdings, Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc. or SS/L, to form Mabuhay Space Holdings, Limited for the purpose of providing high power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Management expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investments in Debt Securities

Home Cable

PLDT’s total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to Php2,052.2 million as of September 30, 2002 and December 31, 2001.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable. Home Cable is a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

Unilink has pledged all of its shares in Home Cable to a group of lenders as security for a loan of Home Cable. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

Infocom

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of Php24.5 million of Infocom’s convertible notes into shares of Infocom. The shares were issued on August 28, 2001 following the approval by the Philippine SEC of the increase in Infocom’s authorized capital stock from Php250 million to Php500 million.

8.        Other Assets

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
		(In Million Pesos)
Debt issuance expenses – net (Note 3)	2,552.1	1,784.5	1,149.6	453.8
Refundable deposits	570.6	364.5	110.5	228.8
Others – net	2,373.0	2,836.1	315.1	125.9
	5,495.7	4,985.1	1,575.2	808.5

9.        Accrued and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
		(In Million Pesos)
Accrued interest on various loans (Note 10)	3,418.5	,033.9	2,592.4	2,212.6
Accrued utilities and general expenses	2,229.3	1,789.5	202.4	452.6
Accrual for unused sick leave pay and other employee benefits	1,949.8	779.8	1,035.2	642.3
Accrued taxes and other expenses	1,122.2	1,520.4	914.2	946.3
Others	2,078.7	1,065.3	803.0	346.5
	10,798.5	8,188.9	5,547.2	4,600.3

10.      Long-term Debt

This account consists of outstanding indebtedness of the following:

	Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Million Pesos)
PLDT	139,863.2	141,515.2
Smart	23,907.6	21,701.8
Mabuhay Satellite	5,302.5	5,622.5
ePLDT	150.0	-
MaraTel	47.2	57.3
	169,270.5	168,896.8
Less current portion	19,017.0	19,285.7
	150,253.5	149,611.1

The scheduled maturities of long-term debt outstanding after giving effect to existing refinancing facilities as of September 30, 2002 are as follows:

Year	Consolidated	Non-Consolidated
	(In Million Pesos)
2002*	3,594.8	2,171.1
2003	19,315.5	12,142.3
2004	22,010.7	14,877.9
2005	28,049.6	20,880.0
2006 and onwards	96,299.9	89,791.9

*October 1, 2002 through December 31, 2002.

PLDT

PLDT's aggregate outstanding indebtedness is broken down as follows:

Description	September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
	(In Millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt fur Wiederaufbau	US$447.7	Php23,465.8	US$474.9	Php24,549.3
JBIC/Co-financing Banks	90.0	4,715.5	109.4	5,652.7
Others	167.8	8,794.3	182.6	9,441.2
	705.5	36,975.6	766.9	39,643.2
Fixed Rate Notes	1,492.0	77,451.2	1,426.9	73,669.9
Term Loans	186.8	9,790.6	289.8	14,976.2
	2,384.3	124,217.4	2,483.6	128,289.3
Japanese Yen
Term Loans	JP¥16,036.6	6,969.1	JP¥23,029.1	9,130.9
JBIC OIL	9,760.0	4,200.7	–	–
	25,796.6	11,169.8	23,029.1	9,130.9
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,770.0		2,770.0
Term Loans		1,706.0		1,325.0
		4,476.0		4,095.0
		139,863.2		141,515.2
Less current portion		11,993.7		14,274.4
		Php127,869.5		Php127,240.8

The effective average interest rates applicable to the above indebtedness are as follows:

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)

Dollar denominated loans	8.2%	8.7%
Yen denominated loans	1.1%	1.3%
Peso denominated loans	13.8%	14.5%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of September 30, 2002, we owed US$447.7 million aggregate principal amount of debt to KfW, as follows:

  US$337.8 million provided under various export credit agency-backed facilities, of which US$301.2 million is in connection with our expansion and service improvement programs and US$36.6 million in connection with a refinancing facility;

  US$58.7 million provided for the 15% down payment portion without guarantee/insurance cover from the export credit agencies, of which US$8.0 million is in connection with a refinancing facility; and

  US$51.2 million provided under three other credit facilities.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$44.6 million (Php2,336.4 million) under this facility as of September 30, 2002.

After giving effect to the refinancing of facilities, US$14.6 million of our KfW loans will mature in the last quarter of 2002, US$39.3 million in 2003, US$38.1 million in 2004, US$81.8 million in 2005 and US$273.9 million in 2006 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$257.8 million and US$292.0 million as of September 30, 2002 and December 31, 2001, respectively. US$13.3 million of these loans will mature in the last quarter of 2002, US$60.6 million in 2003, US$59.2 million in 2004, US$48.0 million in 2005 and US$76.7 million in 2006 or later.

Fixed Rate Notes

PLDT has nine series of non-amortizing fixed rate notes outstanding as of September 30, 2002, as follows:

Principal Amount	Interest Rate	Maturity

US$62,030,000	8.500%	June 30, 2003
US$81,822,000	10.625%	June 2, 2004
US$150,000,000	9.875%	August 1, 2005
US$175,000,000	9.250%	June 30, 2006
US$200,000,000	7.850%	March 6, 2007
US$100,000,000	10.625%	May 15, 2007
US$175,000,000	10.500%	April 15, 2009
US$250,000,000	11.375%	May 15, 2012
US$300,000,000	8.350%	March 6, 2017

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% notes due 2007 and US$250 million aggregate principal amount of 11.375% notes due 2012. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63.0 million in principal amount of the 2003 notes and US$116.9 million in principal amount of the 2004 notes validly tendered by holders in our tender offer and (2) US$5.5 million in principal amount of 10.625% Notes due 2004 from the open market and to prepay or repay various loans in the aggregate amount of US$111.1 million, of which US$52.8 million (JP¥ 6,260.4) pertains to the Japanese yen term loan maturing in June 2003 and US$41.4 million in connection with the US$150.0 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds from the bond issue.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively, approximately US$144.6 million of which was outstanding as of September 30, 2002. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before income tax and depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

US$150.0 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$62.1 million of which was outstanding as of September 30, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multicurrency facility described in F-29.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,754 million of which was outstanding as of September 30, 2002. This loan has a final maturity on June 18, 2003 and will be partly refinanced by a multicurrency facility described in F-29.

JBIC JP¥ 9.760 Billion Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC in the total amount of JP¥ 9,760 million under the Overseas Investment Loan (OIL) program of JBIC. The loan was drawn on July 31, 2002 and will be amortized on a semi-annual basis beginning March 2005 and will have a final maturity on March 21, 2008.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1.7 billion, of which about Php1.6 million was outstanding as of September 30, 2002. The loan is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan will mature on October 26, 2005 and is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvement and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of these notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of Php1.5 billion, of which Php230 million will mature on November 11, 2002, Php500 million on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of Php1.27 billion, of which Php360 million will mature on June 9, 2003, Php100 million on June 9, 2005, and Php810 million on June 9, 2010.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914.0 million and US$53.3 million, respectively. This facility, which has been split into two tranches to be drawn down in June and December 2003, is intended to refinance a portion of the JP¥12,754.7 million and US$62.1 million principal amounts outstanding under the Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. The new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings of subsidiaries and investees, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1; and

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Further, with the signing of PLDT’s US$145 million multicurrency term loan facility, PLDT will become subject to additional financial tests to be measured starting March 2003. Under the terms of this facility, PLDT shall be required to maintain, on a non-consolidated basis, a debt service coverage ratio of not less than 1.1:1 and a debt to free cash flow ratio of not more than 6.0:1 in 2003. The required threshold for the debt to free cash flow ratio will become more restrictive at the end of 2003 and will continue to become more restrictive in increments thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between Php55.013 = US$1.00 on January 18, 2001 and Php47.550 = US$1.00 on February 16, 2001. As of September 30, 2002, the exchange rate was Php52.410 = US$1.00, equivalent to a 1.4% depreciation of the peso relative to the rate at the end of 2001. In addition, certain of our financial ratios are adversely affected by impairment or similar charges, increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart and PLDT’s other subsidiaries and investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s subsidiaries or investees.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any security interest;

  permitting set off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and affiliates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except in certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends on, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JPY9,760.0 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of the multicurrency term facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Smart

Smart’s long-term debt consists of:

	September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
		(In Millions)
U.S. Dollars	US$434.2	Php22,740.9	US$400.5	Php20,701.8
Philippine Pesos		1,166.7		1,000.0
		23,907.6		21,701.8
Less current portion		6,043.1		4,577.4
		Php17,864.5		Php17,124.4

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart’s dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1.0 billion and Php300.0 million facilities, respectively.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. Smart has obtained waivers from the required lenders that, subject to certain conditions including Smart’s procurement of new financing for 2002 in an amount not less than Php3,700.0 million, permit it to pay dividends to PLDT in the fourth quarter of 2002 equal to 40% of Smart's net income in 2001. Further waivers would be required for payment of additional dividends in future periods. We cannot assure you that Smart will be able to obtain these waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute as dividends.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

  Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

  Failure by Smart to comply with certain financial ratio covenants;

  Any reduction in PLDT’s ownership of Smart’s stock below 51.0% of the total of each class of Smart’s issued shares;

  Any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

  The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

Certain land and telecommunications equipment of Smart with a net book value of approximately Php133.7 million and Php160.0 million as of September 30, 2002 and December 31, 2001, respectively, have been pledged as security for Smart’s outstanding loans.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
	(In Millions)
U.S. Dollars
Credit Agreement	US$54.9	Php2,879.0	US$61.9	Php3,201.3
Omnibus Agreement	46.2	2,423.5	46.9	2,421.2
	101.1	5,302.5	108.8	5,622.5
Less current portion	17.8	932.9	8.2	423.9
	US$83.3	Php4,369.6	US$100.6	Php5,198.6

Credit Agreement

On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank relating to the Credit Agreement to finance a portion of the costs of purchasing the Agila II Satellite, which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5.3 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. The outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$61.9 million (Php3,128.5 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46.3 million.

As security, Mabuhay Satellite has constituted in favor of the Banks:

  A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

  An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

  An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite’s long-term liabilities as of September 30, 2002 and December 31, 2001 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the Bangko Sentral ng Pilipinas approved the restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

MaraTel

MaraTel’s long-term debt consists of a Php60.0 million loan obtained on October 20, 1997 and a Php19.2 million loan drawn on July 19, 1999. The Php60.0 million loan carries an interest rate ranging from 11.6% to 14.6% per annum and matures on October 16, 2005, while the Php19.2 million loan bears a fixed interest rate of 14.7% per annum and matures on July 30, 2004. As of September 30, 2002, the outstanding balances of these loans totaled Php47.2 million, of which Php17.3 million will mature in 2002.

ePLDT

ePLDT has entered into a three-year loan facility with Philippine Bank of Communications for a total amount of Php150.0 million with a grace period of one year. The loan facility was fully drawn as of September 30, 2002. The quarterly principal payments of Php15.0 million shall start in the second year with a balloon payment of Php45.0 million at the end of the third year. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an affiliate with a carrying value of Php616.2 million as of September 30, 2002.

11.      Deferred Credits and Other Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
		(In Million Pesos)
Customers’ deposits	2,200.3	2,453.2	2,090.4	2,407.9
Accrual of capital expenditures under long-term financing (Note 18)	1,877.2	6,995.4	1,202.0	2,725.3
Accrued pension cost (Note 14)	1,150.2	1,116.8	1,150.2	1,116.8
Related party (Note 13)	-	-	2,350.2	2,350.2
Others	1,349.7	2,394.2	1,206.4	1,739.7
	6,577.4	12,959.6	7,999.2	10,339.9

12.      Stockholders’ Equity

PLDT’s capital stock account consists of:

	September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
	Shares	Amount	Shares	Amount
	(In Million Pesos, Except Par Value Per Share)
Preferred stock – Php10 par value
Authorized	822.5	8,225.0	822.5	8,225.0
Outstanding-
Cumulative
Convertible:
Series A to CC	402.5	4,024.7	372.4	3,723.5
Series III	4.6	46.2	4.6	46.1
Series V	2.6	25.8	2.6	26.1
Series VI	4.6	45.6	4.8	48.2
Series VII	3.8	38.4	3.8	38.4
Nonconvertible:
Series IV	36.0	360.0	36.0	360.0
	454.1	4,540.7	424.2	4,242.3
Common stock – Php5 par value
Authorized	234.0	1,170.0	234.0	1,170.0

Outstanding	169.2	846.3	168.9	844.5

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. It is convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the Philippine Stock Exchange, or PSE, over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which, as of September 30, 2002, is Php5 per share. At PLDT’s option, the Series A to CC 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Code. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares, bringing the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million shares.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the Code, as confirmed by the Philippine SEC on March 9, 2002 and July 31, 2002, respectively. PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors made a call for the payment of Php72.0 million, representing a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock and payment thereof was made on March 5, 2002. On March 22, 2002, the Company redeemed 60 million shares out of the 360 million subscribed shares of Series IV Cumulative Non-Convertible Preferred Stock. PLDT paid Php72.2 million representing redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2,691,340 shares of Series V Convertible Preferred Stock, 5,084,029 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, on August 12, 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock in exchange for 150,500 shares of Piltel Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for Php1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to Php4.6 billion, US$183.7 million and JP¥15.6 billion under the put option if all the convertible preferred shares were mandatorily converted and all the underlying common shares were put to PLDT.

As of September 30, 2002 and December 31, 2001, a total of 669,163 shares of Series V and VI Convertible Preferred Stock and 351,019 shares of Series V and VI Convertible Preferred Stock, respectively, have been converted to PLDT common shares.

The aggregate value of the put option as of September 30, 2002 is Php19,748.2 million while the market value of the underlying common shares is Php3,073.9 million based on the market price of PLDT’s common stock of Php280 per share as of September 30, 2002.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On August 1, 2002, the Board of Directors approved the declaration of dividends of Php0.50 per outstanding share of 10% Cumulative Convertible Preferred Shares Series B, F, Q, V and Z payable on September 30, 2002; and Php12.42 million on Cumulative Non-Convertible Redeemable Preferred Shares Series IV payable on September 15, 2002. Furthermore, on September 24, 2002, the Board of Directors also approved the dividend declaration of Php1.00 per share on 10% Cumulative Convertible Preferred Shares Series E, K, O and U and C, D, J, T and X payable on October 31, 2002 and November 29, 2002, respectively; and US$1.029412, Php4.675, US$0.09925 and JP¥10.179725 per outstanding share of Series III, V, VI and VII Convertible Preferred Stock, respectively, payable on October 15, 2002. As of September 30, 2002, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately Php128.1 million.

Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT’s common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the Employees’ Stock Purchase Plan. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

As of September 30, 2002, a balance of 1,173,513 shares of common stock is still reserved for future offerings under the Employees’ Stock Purchase Plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or the Plan, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the Plan. The Plan covers management executives which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The Plan seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of stockholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The Plan is administered by the Executive Compensation Committee of the Board of Directors. A total of 1,289,745 shares of common stock of PLDT have been reserved as underlying shares of options under the Plan.

Retained Earnings

This account consists of:

	Nine Months Ended
	September 30,
	2002	2001
	(Unaudited)
	(In Million Pesos)
Appropriated for plant expansion and higher replacement costs	435.0	435.0
Unappropriated	37,018.3	33,448.7
	37,453.3	33,883.7

Declaration and payment of dividends on preferred shares are made regularly by PLDT. However, the written consent of the creditors and certain preferred stockholders of PLDT may be required under certain conditions (as discussed in Note 10 – Long-term Debt). PLDT has not declared any dividends on common shares since June 2001. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings of PLDT include undistributed loss and earnings, representing accumulated equity in the net losses of subsidiaries amounting to losses of Php2,309.4 million and Php4,543.9 million as of September 30, 2002 and December 31, 2001, respectively.

13.      Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties.

Transactions with/between Investees

A description of major transactions with/between investees is as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunication carriers within the PLDT Group (namely: PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global) have existing inter-company agreements, among others, interconnection agreements with one another under terms similar with those agreed with other telecommunication providers outside the PLDT Group (see Note 23 - Other Matters). Each of these companies recognizes revenues net of interconnection charges for calls terminating with the customer of the other carriers.

b. Transponder Lease from Mabuhay Satellite to PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

  transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

  grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to Php613.4 million and Php659.2 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding obligations of PLDT under these agreements amounted to Php166.8 million and Php35.8 million as of September 30, 2002 and December 31, 2001, respectively.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel's regional telecommunication and Executive Order No. 109, or EO 109, network operations and services, including EO 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate, and Boac and EO 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Total management fees under these agreements amounted to Php63.7 million and Php32.2 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding receivables of PLDT under this agreement amounted to Php59.5 million and Php173.6 million as of September 30, 2002 and December 31, 2001, respectively.

d. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance. All third party invoices will be passed on to Piltel at cost, including valued added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php16.2 million and Php18.7 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding receivables of Subic Telecom under this agreement amounted to Php8.9 million and Php41.5 million as of September 30, 2002 and December 31, 2001, respectively.

e. Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

  An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

  An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

i.         A facilities management agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of Php4,106,909 and a variable monthly fee of Php13,735 per site covered by the agreement. An additional fee of Php186,878 per month and Php624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the EO 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii.       A customer service management agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of Php8,798,362 and a variable cost of Php57, Php17 and Php25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii.      An administrative support and management services agreement under which Piltel pays a monthly fixed fee of Php7,782,818. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to Php485.6 million and Php387.5 million for the nine months ended September 30, 2002 and 2001, respectively. Under these agreements, outstanding receivables of Smart as of September 30, 2002 amounted to Php406.0 million and outstanding payable as of December 31, 2001 amounted to Php79.6 million.

In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,253.1 million and Php1,256.3 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding receivables of Smart under this agreement amounted to Php1,164.6 million and Php1,814.9 million as of September 2002 and December 2001, respectively.

f. Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. The commercial operations date is defined as the earlier of:

  the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

  the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event PT Asia Cellular Satellite's aggregate billing revenues is less than US$45.0 million in any given year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term.

PLDT, together with the founder shareholders, is endeavoring to amend the agreement due to the occurrence of partial satellite loss, changes in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as March 12, 1997, under which PLDT may:

  authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite; and

  appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

On September 30, 2002, P.T. Asia Cellular Satellite, ACeS International Limited, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement which amended the terms of the Amended and Restated Credit Agreement dated December 30, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

g. Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a service distribution agreement with ACeS Philippines under which ACeS Philippines appoints Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of using its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to the existing service distribution agreement with ACeS Philippines has been made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue share formula. ACeS Philippines shall likewise pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement with ACeS Philippines. In exchange for services rendered, Smart shall be compensated with fixed and variable monthly fees by ACeS Philippines.

Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation.

Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

Total fees under these agreements, net of ACeS Philippines’ share, amounted to Php35.8 million and Php14.0 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding obligation of ACeS Philippines under these agreements amounted to Php120.8 million and Php5.2 million as of September 30, 2002 and December 31,2001, respectively.

h. Other Transactions

Equity investments in investees are discussed in Note 7 – Investments.

The following is a summary of accounts with subsidiaries eliminated from the consolidated balance sheets as of September 30, 2002 (unaudited) and December 31, 2001 (audited) and from the consolidated statements of income for the nine months ended September 30, 2002 and 2001 (both unaudited):

	2002	2001
	(In Million Pesos)
Balance Sheets
Receivables	2,913.0	2,064.3
Other assets	2,436.2	2,350.2
Accounts payable	335.3	495.3
Accrued and other current liabilities	166.8	1,569.0
Deferred credits and other liabilities	4,443.5	2,350.2
Statements of Income
Fixed line service revenues	1,737.7	–
Wireless service revenues	613.4	659.2
Rent expense	1,973.5	659.2
Maintenance expense	379.9	–
Miscellaneous income	2.7	–

The following is a summary of accounts with unconsolidated investees as of September 30, 2002 (unaudited) and December 31, 2001 (audited) and for the nine months ended September 30, 2002 and 2001 (both unaudited):

	2002	2001
	(In Million Pesos)
Balance Sheets
Receivables	1,762.8	2,081.1
Statements of Income
Fixed line service revenues	234.9	101.2
Miscellaneous income	78.7	21.8

Transactions with Major Stockholders, Directors and Officers

In addition, transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of September 30, 2002 and December 31, 2001 and for the nine months ended September 30, 2002 and 2001 are as follows:

a. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

  Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to Php191.4 million and Php213.0 million for the nine months ended September 30, 2002 and 2001, respectively. As of September 30, 2002 and December 31, 2001, outstanding obligations of PLDT amounted to Php15.6 million and Php39.0 million, respectively.

  Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to Php48.7 million and Php85.9 million for the nine months ended September 30, 2002 and 2001, respectively.

  Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to Php9.1 million and Php4.5 million for the nine months ended September 30, 2002 and 2001, respectively. As of September 30, 2002 and December 31, 2001, outstanding obligation of PLDT amounted to Php1.3 million and Php0.7 million, respectively.

  Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to Php2.1 million for the nine months ended September 30, 2002. As of September 30, 2002, outstanding obligation of PLDT amounted to Php0.3 million.

b. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing technical assistance agreement with ALBV for the latter’s provision of technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV shall provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php299.6 million and Php142.4 million for the nine months ended September 30, 2002 and 2001, respectively. Outstanding obligations of Smart under these agreements amounted to Php51.4 million and Php5.3 million as of September 30, 2002 and December 31, 2001, respectively.

c. Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide. FCB Worldwide provides consultancy and advisory services to PLDT. Total fees under this agreement amounted to Php19.1 million and Php20.0 million for the nine months ended September 30, 2002 and 2001, respectively. The chairman of PLDT’s Board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

d. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the brokers’ fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan in 2002 covering the twelve-month period ending July 31, 2003 amounted to Php536.2 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

14.      Employees’ Benefit Plan

PLDT

PLDT has a trustee managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

The actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2001 are as follows:

In Million Pesos
Actuarial accrued liability	6,637.6
Assets at fair value	4,591.5
Unfunded actuarial accrued liability	(2,046.1)
Unrecognized
Net transition liability	3,054.3
Net experience adjustment	(2,125.0)
Accrued pension cost as of December 31, 2001	(1,116.8)
Accrual of pension cost	(396.0)
Payments of pension liability	362.6
Accrued pension cost as of September 30, 2002	(1,150.2)

The weighted average assumptions used to determine pension benefits at December 31, 2001 are as follows:

Discount rate	12%
Rate of increase in compensation	12%
Rate of return on plan assets	11%

Net pension cost was computed as follows:

	Nine Months Ended
	September 30
	2002	2001
	(Unaudited)
	(In Million Pesos)
Normal cost	303.0	467.0
Interest cost	36.3	56.0
Amortization of:
Unrecognized net transition obligation	123.9	124.0
Unrecognized net experience adjustments	(67.2)	14.6
	396.0	661.6

Smart

Smart has a trustee managed tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. The member has an option to contribute the Provident Fund an amount not to exceed 25% of the member’s monthly salary, which are credited to each member’s PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php39.7 million and Php27.5 million for the nine months ended September 30, 2002 and 2001, respectively.

15.      Other Expenses – Net

This account consists of:

	Consolidated		Non-Consolidated
	Nine Months Ended September 30
	2002	2001	2002	2001
	(Unaudited)
	(In Million Pesos)
Interest expense and related items, net of capitalized interest (Notes 6 and 10)	10,693.2	11,225.1	8,333.1	8,207.5
Interest and other income, net	(2,072.7)	(1,745.2)	(552.2)	(749.4)
Manpower reduction cost	214.9	251.7	214.9	251.7
Equity in net losses (earnings) of investees, including goodwill amortization and provision for permanent decline in value of investment (Note 7)	1,038.1	299.8	(2,395.0)	(223.7)
Foreign exchange/swap losses (gains) (Notes 10 and 21)	(519.4)	512.2	(905.7)	102.5
	9,354.1	10,543.6	4,695.1	7,588.6

16.      Income Taxes

The net current and noncurrent components of deferred income tax recognized in the unaudited consolidated balance sheets follow:

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Million Pesos)

Net current assets	3,723.5	1,439.4
Net current liabilities*	(1.7)	(1.7)
Net noncurrent liabilities	(10,626.2)	(8,621.5)

* Classified under “Accrued and Other Current Liabilities” in the balance sheets.

PLDT’s deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The significant components of the consolidated deferred tax assets and liabilities are as follows:

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Million Pesos)
Current assets:
Allowance for doubtful accounts	3,201.2	1,845.7
NOLCO	1,237.4	–
Unamortized past service pension cost	424.9	369.3
Allowance for inventory losses	195.7	161.0
Unrealized foreign exchange losses	19.9	4.7
Others	16.3	31.0
	5,095.4	2,411.7
Less valuation allowance	1,244.5	756.8
	3,850.9	1,654.9
Current liabilities
Lump-sum payment under the collective bargaining agreement	(127.4)	(215.5)
Net current assets	3,723.5	1,439.4
Net current liabilities
Unrealized foreign exchange gains	(1.7)	(1.7)
Noncurrent assets:
Unamortized past service cost	129.6	160.4
NOLCO	–	252.7
Others	79.8	–
	209.4	413.1
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,562.7)	(5,496.2)
Foreign exchange differential capitalized, net of depreciation	(4,545.7)	(2,762.6)
Taxes and duties capitalized, net of amortization	(727.2)	(775.8)
	(10,835.6)	(9,034.6)
Net noncurrent liabilities	(10,626.2)	(8,621.5)

Provision for income tax consists of:

	Consolidated		Non-Consolidated
	Nine Months Ended September 30
	2002	2001	2002	2001
	(Unaudited)
	(In Million Pesos)
Current	742.0	1,003.1	–	600.1
Deferred	721.6	117.7	738.9	117.7
	1,463.6	1,120.8	738.9	717.8

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax are as follows:

	Consolidated		Non-Consolidated
	Nine Months Ended September 30
	2002	2001	2002	2001
	(Unaudited)
	(In Million Pesos)
Provision at statutory tax rate	1,791.9	575.1	1,566.4	991.9
Tax effect of:
Tax loss position	148.7	1,281.8	–	–
Income subjected to lower tax rates	(122.5)	(240.6)	(79.0)	(100.9)
Equity in net gains (losses) of investees, including goodwill amortization	365.4	(13.8)	(766.4)	(192.3)
Others – net	(719.9)	(481.7)	17.9	19.1
Actual provision for income tax	1,463.6	1,120.8	738.9	717.8

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax- and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the need for Smart to surrender its original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. Certain tax incentives are availed on the basis of incremental income generated from the said expansion projects.

Smart’s deferred income tax assets and liabilities as of September 30, 2002 and December 31, 2001 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets and liabilities that will not have tax consequences as a result of the income tax holiday.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

17.      Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	Nine Months Ended September 30
	2002		2001
	Basic	Diluted	Basic	Diluted
	(In Million Pesos)
Net income	4,156.2	4,156.2	2,381.8	2,381.8
Less dividends on preferred stock	1,222.2	1,065.2	1,097.5	1,097.5
Net income applicable to common stock	2,934.0	3,091.0	1,284.3	1,284.3

	(In Thousands, Except Per Share Amounts)

Outstanding common shares, beginning	168,894.7	168,894.7	168,498.2	168,498.2
Effect of issuance of common shares during the period	182.6	11,339.1	87.5	87.5
Weighted average number of common shares, end	169,077.3	180,233.8	168,585.7	168,585.7
Basic earnings per common share	17.35	17.15	7.62	7.62

The computation of diluted earnings per share for the nine months ended September 30, 2001 was anti-dilutive; therefore, the amounts reported for basic and diluted earnings per share were the same.

18.      Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of September 30, 2002:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In Million Pesos)

Long-term lease obligations	9,281.8	474.3	4,839.7	3,099.9	867.9
Unconditional purchase obligations	2,438.5	-	800.7	524.1	1,113.7
Other long-term obligations	19,748.2	-	-	-	19,748.2
Total contractual cash obligations	31,468.5	474.3	5,640.4	3,624.0	21,729.8

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in Note 13 – Related Party Transaction, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18.0 million. As of September 30, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php5,433.9 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of September 30, 2002, the aggregate remaining obligation was approximately Php1,021.7 million. In case of cancellation, PLDT is liable to pay Php100.0 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 13 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million excluding cost for the use of remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of September 30, 2002, the aggregate remaining obligation was approximately Php357.7 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of September 30, 2002, the aggregate remaining obligation was approximately Php97.6 million.

License Agreement with Mobius Management Systems (Australia) Pty. Ltd., or Mobius, PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of September 30, 2002, the aggregate remaining obligation was approximately Php89.4 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for a period ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in Note 13 – Related Party Transactions, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, in March 1997, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS a minimum of US$5.0 million worth of air time annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS aggregate billing revenues are less than US$45.0 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. As of September 30, 2002, the aggregate remaining minimum obligation was approximately Php2,424.0 million.

PLDT, together with the founder shareholders, is endeavoring to amend the agreement due to the occurrence of partial satellite loss, changes in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$890 thousand, for the contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. As of September 30, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php14.5 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 7 – Investments and Note 12 – Stockholders' Equity, on June 4, 2001, PLDT issued 2,691,340 shares of Series V Convertible Preferrred Stock, 5,084,029 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 shares of Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. In addition, on August 12, 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock in exchange for a total of 150,500 shares of Series K, Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of September 30, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of September 30, 2002 is Php19,748.2 million, of which Php13,014.9 million is payable on June 4, 2008 and Php6,733.3 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php3,073.9 million, based on the market price of PLDT’s common stock of Php280 per share as of September 30, 2002.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of standby letters of credit, as of September 30, 2002:

	Amount of Commitment Expiration Per Period
	Total	Less than 1 year	1-3 years	4-5 years
	(In Million Pesos)

Letters of credit	2,048.8	2,048.8	-	-

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. Under this MPO, unavailed portion as of September 30, 2002 amounted to US$106.7 million.

As of September 30, 2002, Smart had undrawn dollar-denominated long-term facilities of US$7.9 million. In addition, Smart still has available facilities under its US$50 million Framework Agreement with Hypovereinsbank up to a maximum aggregate amount of US$42.8 million. PLDT, on the other hand, had undrawn committed dollar-denominated long-term loan facilities of US$283.2 million.

19.      Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On March 5, 1997 and March 18, 1997, the NTC and PLDT, respectively, partially appealed to the Supreme Court the decision of the Court of Appeals that SRF should be computed only on the basis of the par value of the subscribed or paid-up capital stock of PLDT and should not include stock dividends, premium and capital in excess of par; and that permit fees should be paid regardless of any regulatory services rendered by the NTC. PLDT stated, among other arguments, that the Court of Appeals erred in ruling that the NTC can validly collect the fees even in the absence of any regulatory services being performed.

On July 14, 1997, the Supreme Court dismissed PLDT’s appeal. With respect to the NTC’s appeal, a decision was rendered by the Supreme Court on July 28, 1999, ordering the NTC to recompute the SRF to be imposed on the basis of PLDT’s “capital stock subscribed or paid”.

On August 24, 1999, a Motion for Clarification was filed by PLDT requesting the Supreme Court to direct the NTC’s assessments and collection of the SRF on the basis of PLDT’s “capital stock subscribed or paid” exclusive of any premium on issued shares. The Supreme Court in its Resolution dated November 15, 1999 denied said Motion. On December 8, 1999, PLDT moved for a reconsideration of said Resolution which was also denied by the Supreme Court in its Resolution dated February 2, 2000.

On February 10, 2000, the NTC issued a re-assessment letter for the balance of the SRF pursuant to the Supreme Court Resolution dated February 2, 2000. In calculating said fees, the NTC included stock dividends. PLDT believes that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence. Accordingly, in a letter dated March 16, 2000, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

On September 5, 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000, without resolving or ruling on the protest of PLDT. Thus, PLDT was constrained to file a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the Court of Appeals, on October 2, 2000. In a Resolution dated October 3, 2000, the Court of Appeals temporarily restrained the NTC from enforcing/implementing its February 10 and September 5, 2000 assessments and required the NTC to submit its comment on PLDT’s Petition for Certiorari and Prohibition. On December 4, 2000, the Court of Appeals issued a Writ of Preliminary Injunction and ordered the parties to submit their respective memoranda on the main petition. PLDT filed its Memorandum on December 14, 2000.

On February 12, 2001, the Court of Appeals dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

On February 26, 2001, PLDT filed a Motion for Reconsideration of the aforementioned decision of the Court of Appeals on the ground that the same would vitiate and not validate the decision rendered by the Supreme Court on July 28, 1999, setting aside the previous decisions of both the Court of Appeals and the NTC dated October 30, 1996 and September 29, 1993, respectively, and ordering the NTC to recompute the SRF to be imposed on PLDT. In support of its Motion for Reconsideration and to emphasize the need to assess certain information, data and/or related court records before the Court of Appeals, PLDT filed with the Court of Appeals a Motion to Set Case for Oral Argument on March 12, 2001.

On April 6, 2001, the Office of the Solicitor General, or OSG, manifested that it is adopting its Comment dated October 11, 2000 as its comment on the Motion for Reconsideration filed by PLDT. In the said Comment, the OSG stated that the NTC is providing its own definition of “stock dividend” apparently at variance with the Supreme Court decision dated July 28, 1999 as clarified by the Resolution dated November 15, 1999 by enlarging its meaning and scope and expanding the concept envisaged in said rulings and well beyond their context and import. Further, the OSG stated that the sole and only issue is whether or not the Supreme Court decision directs the inclusion or exclusion of “stock dividends” in the computation of the SRF under Section 40 (e) of the Public Service Act, as amended.

On July 27, 2001, the NTC filed its comment on the Motion for Reconsideration of PLDT in compliance with a resolution issued by the Court of Appeals on May 7, 2001.

On August 28, 2001, PLDT filed a Reply to NTC’s Compliance dated July 27, 2001 stressing the failure of the NTC to deny the allegations in the PLDT’s Motion for Reconsideration that the Supreme Court decision dated July 28, 1999 annulled and set aside the SRF assessment involved in the proceeding under which it was handed down; that the Supreme Court directed the NTC to make a recomputation of the said assessments it set aside and that the NTC did not make any such recomputation; that the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the Supreme Court; that the Supreme Court decision dated July 29, 1999 is now final and executory; that the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the Supreme Court decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the assessment of the SRF; that the Supreme Court decision dated July 28, 1999 held that the SRF could lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; and that neither the Supreme Court nor the NTC itself disagreed with PLDT’s representation to the Supreme Court in its Motion for Clarification that, among other things, PLDT read and understood the Supreme Court decision dated July 28, 1999 to mean that the SRF assessment of the NTC should exclude stock dividends.

Considering that the statutory deadline for the payment of the SRF is on or before the 30th of September of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/ Injunctive Writ requesting the Court of Appeals to re-issue and expand the Writ of Preliminary Injunction it issued per its Resolution dated December 4, 2000, to cover all and any SRF assessments, including the SRF assessment due on September 30, 2001 pending final resolution of PLDT’s Motion for Reconsideration.

On September 26, 2001, the Court of Appeals issued a resolution reviving the Resolution it earlier issued dated December 4, 2000 granting PLDT’s prayer for injunctive relief, and considered re-issued the Writ of Preliminary Injunction issued pursuant thereto, the same to be effective until the resolution of the Motion for Reconsideration of the Court of Appeals’ decision dated February 12, 2001 filed by PLDT.

On March 21, 2002, the Court of Appeals issued a resolution denying PLDT’s Motion for Reconsideration and dissolving the Restraining/Injunctive Writ. On May 17, 2002, PLDT filed with the Supreme Court a Petition for Review on Certiorari of the decision of the Court of Appeals dated February 12, 2001.

In light of the statutory deadline for the payment of the SRF (i.e. September 30), on September 5, 2002, PLDT filed an Urgent Motion for the Issuance of a Temporary Restraining Order with the Supreme Court to enjoin the NTC from enforcing any assessments for SRF on PLDT pending the resolution of its Petition for Review on Certiorari. Considering that the Supreme Court had not decided on PLDT’s aforementioned Motion as of September 30, 2002, PLDT paid to the NTC on said date the SRF for the years 2000 and 2002 calculated on the basis of paid-up capital including premium but excluding stock dividend.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and other charges. As of September 30, 2002, PLDT has paid under protest Php185.3 million in SRF and Php102.9 million in permit fees.

Local franchise tax assessments. On May 24, 1999, the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City assessed PLDT local franchise tax due for the years 1992 until the first two and a half months of the year 1995 in the amount of Php60.7 million. PLDT protested the assessment for the reason that, pursuant to the Local Government Code, the right of Makati City to collect franchise tax from PLDT has prescribed. On June 22, 1999, PLDT received from the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City another assessment for franchise tax due for the last three quarters of 1995 up to 1998 in the amount of Php1,091.1 million. Again, PLDT protested this assessment for the reason that upon the effectivity of the Republic Act No. 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act, on March 16, 1995, PLDT became exempt from the payment of franchise and business taxes imposable by local government units. On August 30, 1999, PLDT was sent a revised assessment of its local franchise tax liability due to Makati City for the years 1992 to 1994 in the amount of Php594.7 million. In the revised assessment, the City alleged that its right to collect has not prescribed pursuant to letters sent by Makati City to PLDT dated July 8, July 28 and September 23, 1997. The revised assessment was protested by PLDT. On November 4 and 11, 1999, PLDT received from the Officer-In-Charge of the Makati City Law Department a notice of denial of its protest to the second assessment for franchise tax corresponding to the last three quarters of 1995 up to 1998 and of its protest to the first assessment for franchise tax corresponding to 1992 to 1994, respectively.

By a petition to the regular courts, PLDT appealed the denial of its protests of assessments impleading therein Makati City, the Chief of the Miscellaneous Taxes, Fees and Charges Division of Makati City and the Officer-In-Charge of the Makati City Law Department.

PLDT believes, based on the opinion of its legal counsel, that the reasons for the denial by Makati City of PLDT’s protests are without merit because:

  PLDT is exempt from payment of local franchise and business taxes pursuant to the provisions of R.A. 7925;

  Makati City’s right to collect franchise tax for the years 1992, 1993 and 1994 has already prescribed as the letters sent by Makati City to PLDT were not the assessments contemplated by law but merely reminders to PLDT of the City’s power to impose franchise tax; and

  Assuming for the sake of argument that Makati City’s right to assess and collect franchise tax for the years 1992 up to 1994 has not prescribed, the assessment was incorrectly computed.

PLDT’s claim from exemption or exclusion from local franchise and business taxes is grounded on Section 12 of its franchise, R.A. 7082, as implicitly amended and expanded by Section 23 of R.A. 7925. Further, PLDT claims that assuming that it is liable for local franchise tax, the respondents’ basis for the computation of the franchise tax is arbitrary and in gross violation of the law. The respondents computed the franchise tax based on PLDT’s operating revenues and not based on gross receipts pertaining to Makati City. From the provisions of the Local Government Code, franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. PLDT asserts that operating revenues cannot be used as a basis for computation of franchise tax because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, operating revenues refers to all income earned by PLDT within and outside the jurisdiction of the local taxing authority. Thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

The Court had rendered a decision in the aforementioned Makati City case, ordering PLDT to submit its financial statements for the relevant period in order for Makati City to determine PLDT’s annual gross earnings and make the proper tax assessment. PLDT appealed said decision to the Supreme Court by a Petition for Review on Certiorari on September 20, 2001. The Supreme Court remanded the case to the Court of Appeals. On November 21, 2001, the Court of Appeals required Makati City to comment on the Petition. On January 17, 2002, Makati City filed its Comment/Opposition to the Petition. PLDT filed its Reply to such Comment/Opposition on February 11, 2002. On May 21, 2002, PLDT filed a Motion to Set Case for Hearing/Oral Argument. On June 6, 2002, PLDT received respondents’ Counter-Manifestation opposing PLDT’s Motion. On August 7, 2002, the Court of Appeals granted PLDT’s “Motion to Set Case for Hearing/Oral Argument”, and set the case for oral argument on August 23, 2002. However, in view of the resolution of the Supreme Court En Banc to take cognizance of another case raising similar issues involving PLDT and the Davao City, PLDT filed a “Manifestation with Motion to Suspend Proceedings”. On August 21, 2002, the Court of Appeals issued a Resolution recalling and setting aside its previous Resolution setting the case for oral argument, and suspending further proceedings in the case until the Supreme Court shall have resolved similar issues raised in the Davao City case.

In another case of a similar nature against the same Respondents, PLDT, on February 26, 2001, filed a petition with the Regional Trial Court of Makati City to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT’s protest of the assessment of alleged deficiency local franchise tax in the amount of Php298.3 million for calendar year 1999. The Court ordered suspension of proceedings pending outcome of the case mentioned above or until further notice.

PLDT filed another case on December 7, 2001 before the Regional Trial Court of Makati City, this time protesting Makati City’s assessment of franchise tax covering the year 2000, in the amount of Php307.0 million. The case is also to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT’s protest of the assessment of alleged deficiency local franchise tax for calendar year 2000. PLDT received respondent’s Comment/Answer to the Petition on September 17, 2002 and filed its Reply on October 11, 2002.

In the case PLDT vs. City of Cebu et al. before the Regional Trial Court of Cebu City, PLDT obtained a favorable decision dated June 4, 2001 on its claim for refund of erroneously paid local franchise and business taxes. After the expiration of the period for appeal, PLDT then moved for execution. Respondents subsequently filed a Petition for Relief of Judgment with the same Court. PLDT has filed its Comment and Supplemental Comment. Respondents filed their Consolidated Reply on November 14, 2001. The Court has not yet resolved the Petition for Relief. On February 7, 2002, an Omnibus Motion consigning the amount due for Mayor’s Permit was filed. At the hearing on February 15, 2002, respondents submitted their Comment. The Regional Trial Court of Cebu City issued a Resolution dated May 15, 2002 ordering the City of Cebu to cease and desist from enforcing any closure of PLDT's offices in Cebu and further ordering the City of Cebu to accept the payment tendered by PLDT and issue the necessary business permit to PLDT for its operation in Cebu City. Cebu City filed a Motion for Reconsideration dated May 28, 2002, which was heard on June 7, 2002. PLDT filed its written opposition on June 14, 2002. In an Order dated June 19, 2002, the Court denied Cebu City’s Motion for Reconsideration for not being meritorious.

On August 22, 2001, the Supreme Court rendered a decision in the case entitled PLDT vs. City of Davao, et al. denying PLDT’s petition for review of a decision of the Regional Trial Court of Davao City affirming the assessment of local franchise tax on PLDT, in the amount of Php3.7 million and denying PLDT’s claim for refund of erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998 amounting to Php2.7 million. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities. As such, the Supreme Court held that Section 23 of R.A. 7925 cannot be considered as having amended PLDT’s franchise so as to entitle it to exemption from local franchise tax. PLDT filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case En Banc and for Oral Arguments. On October 24, 2001, the Supreme Court denied the request to hear the case En Banc and held in abeyance the oral arguments. At the hearing held on June 19, 2002 on PLDT’s Motion for Reconsideration, the Supreme Court asked the parties to comment on the possible referral of the case to the Supreme Court En Banc, to which PLDT and respondents manifested, through counsel, their conformity. On the same date, the parties filed with the Court a “Joint Motion to Refer the Case to the Court En Banc”. In a Resolution dated June 19, 2002, the Supreme Court deferred the oral argument on the Motion for Reconsideration pending the resolution of the matter concerning such referral. In a Resolution dated July 1, 2002, the Court (Second Division) granted the parties’ “Joint Motion to Refer the Case to the Court En Banc”. On July 9, 2002, the Supreme Court En Banc issued a Resolution accepting the referral of the case to it, and requiring the Office of the Solicitor General to enter its appearance in the case and to file its Comment on PLDT’s Motion for Reconsideration. On October 2, 2002, PLDT received a copy of the Comment that was filed with the Supreme Court En Banc by the Office of the Solicitor General.

On the other hand, the Court of Appeals has also rendered a decision dated September 12, 2001 in the case entitled PLDT vs. Province of Pangasinan granting PLDT’s appeal by certiorari of the decision dated December 28, 2000 of the Regional Trial Court of Pangasinan. The Court of Appeals ruled that through the passage of R.A. 7925, Congress has impliedly withdrawn from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan had filed a Motion for Extension of Time to file Motion for Reconsideration, which was then denied in a Resolution dated October 30, 2001 for being a prohibited pleading. Respondent subsequently filed its Motion for Reconsideration and also a Motion for Reconsideration of the October 30, 2001 Resolution and with a prayer that its Motion for Reconsideration be decided upon the merits. PLDT filed its Comment on the Motion for Reconsideration. Respondent filed its Reply dated February 14, 2002. On February 13, 2002, the Court of Appeals issued a Resolution denying the respondent’s Motion for Reconsideration. On April 26, 2002, the Province of Pangasinan filed a Petition (Rule 65 Certiorari) in the Supreme Court. On May 29, 2002, the Supreme Court issued a Resolution dismissing the aforesaid Petition, on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal”. On June 26, 2002, PLDT received a copy of the Province of Pangasinan’s Motion for Reconsideration of the Resolution dated May 29, 2002. In a Resolution dated August 5, 2002, the Supreme Court denied with finality the Motion for Reconsideration of the Resolution dated May 29, 2002 which dismissed the Petition for Certiorari filed by the Province of Pangasinan.

There are some other cases which have recently been raised by PLDT on Petition for Review before the Supreme Court after unfavorable decisions rendered by the lower courts on the franchise tax issue. In the case of PLDT vs. City of Bacolod, respondents filed their Comment dated January 21, 2002 and PLDT filed its Reply to Respondent’s Comment on February 18, 2002. Respondents have filed a Supplemental Comment/Opposition to Appeal by Certiorari dated April 10, 2002. The aforesaid Supplemental Comment/Opposition is still pending action by the Court. In the case of PLDT vs. City of Iloilo, respondents filed their Comment dated January 21, 2002 and PLDT filed a Reply thereto. On April 17, 2002, PLDT filed a Motion (1) to refer case to the Supreme Court En Banc, and (2) to set case for oral argument. Respondents subsequently filed an Opposition to PLDT’s motion. The Supreme Court has not yet resolved PLDT’s pending motion. In the meantime, the Court issued a Resolution dated July 1, 2002, giving due course to PLDT’s Petition for Review and requiring the parties to submit their respective memoranda. On August 29, 2002, PLDT filed its Memorandum and on October 2, 2002, PLDT received a copy of the Memorandum for respondents. In the case of PLDT vs. Province of Cebu, respondents already filed their Comment on PLDT’s Petition for Review. The Supreme Court has not required PLDT to file a Reply to the aforesaid Comment. In the case of PLDT vs. Province of Laguna, PLDT received a copy of Respondents’ Comment on August 19, 2002.

PLDT has filed with the regular courts two other cases, one against the City of Roxas and the other against the City of Manila. The case of PLDT vs. City of Roxas is an appeal from the inaction of the Office of the Roxas City Treasurer on the protest of assessment of alleged deficiency local franchise taxes in the amounts of Php173,413.03, Php738,035.05, Php689,319.86, and Php633,607.71 for the periods covering the 4th quarter of 1998, 1999, 2000, and 2001, respectively, inclusive of penalties and interests. The Court has not yet issued summons or an order requiring the Respondents to file their answer. The case of PLDT vs. City of Manila, et al. filed on April 16, 2002 is an appeal from the inaction of the Office of the City Treasurer of Manila on the protest of assessment of alleged deficiency local franchise tax in the amount of Php2,228.4 million for the period covering 1997 to 2001, inclusive of penalties and interests. PLDT received the respondents Answer with Compulsory Counterclaim on September 12, 2002 and filed its Reply on October 30, 2002.

PLDT also filed another case against Ozamis City on September 18, 2002 with the Regional Trial Court of Makati City appealing the inaction of the Office of the City Treasurer of Ozamis City on the protest of assessment of alleged deficiency local franchise tax in the amount of Php1,953,946.76 for the period covering 1998 to 2002. The Court has not yet issued summons or an order requiring the Respondents to file their answer.

Smart

NTC supervision and regulatory fees. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001 Smart paid the amount of Php86.2 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php113.8 million representing SRF for 2002.

The above amount and all other assessments for SRF in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) of R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, 30 September 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

Local franchise tax assessments. Smart has received assessments for local franchise and business taxes from certain cities and municipalities totaling Php220.0 million. Smart has formally protested these assessments. The protest is based on the following:

  An opinion letter issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 states that “Smart should be considered exempt from the franchise tax that the local government may impose under Section 137 of the Code” and Smart’s exemption is “applicable only to local franchise and business taxes”.

  Smart is exempt because R.A. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision, the holder of a franchise granted prior or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of R.A. 7925.

  Because Smart’s legislative franchise became effective after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 of the Local Government Code should be deemed to be part of Smart’s franchise. Section 137 states that cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

  In the decision rendered in the PLDT vs. City of Davao case, the Supreme Court states the following: “It is noteworthy that, in holding Smart and Globe exempt from local taxes, the BLGF based its opinion on the fact that franchise granted to them after the effectivity of the LGC exempted them from the payment of local franchise and business taxes.”

Smart’s administrative protest cases against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments have not yet been decided.

Currently, there are four (4) court cases involving Smart’s local franchise and business taxes, as follows:

  On February 18, 2002, Smart filed a Petition for Declaratory Relief questioning an ordinance issued by the City Council of Davao on the Local Franchise and Business Taxes. On July 19, 2002, the Court rendered its Decision in favor of the City of Davao. Smart filed its Motion for Reconsideration on August 21,2002 which was denied by the Court as per Order dated September 26, 2002.

  On March 7, 2002, Smart filed a Petition appealing the local franchise and business Tax assessment of Makati in the amount of Php196.2 million. The case was raffled to RTC Branch 61 Makati City. A Motion for Consolidation granted by Branch 148 was approved by Branch 61 which consolidated all the Smart Makati franchise tax cases pending in Branch 148 to be transferred to Branch 61. Upon consolidation in Branch 61, Smart’s earlier motion to suspend trial pending resolution of the Smart franchise tax case in Davao was subsequently denied on September 25, 2002.

  On June 24, 2002, Smart filed a Petition appealing the local franchise tax assessment for the calendar years 1995, 1998 and 1999 in the amount of Php115.8 million. The case has been assigned to RTC Branch 148 of Makati City. On July 5, 2002, the Motion for Consolidation was heard. The Court granted the Motion and the case was transferred to Branch 61 where a related case was pending.

  On May 3, 2002, Smart filed a Petition appealing the local franchise and business tax assessment of Iloilo in the amount of Php0.8 million. On July 19, 2002, Smart filed its reply to the answer filed by the City of Iloilo.

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by Space Systems Loral, Inc. (SS/L), as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L an estimated amount of US$14.1 million representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. The amount has been fully accrued and recorded in the books of Mabuhay Satellite as of September 30, 2002.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of business. The respective managements of PLDT and said subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

20.      Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(In Millions)
Assets
Cash and cash equivalents	US$49.4	Php2,590.7	US$40.3	Php2,083.1
Accounts receivable	124.9	6,545.6	145.8	7,536.4
	174.3	9,136.3	186.1	9,619.5
Liabilities
Accounts payable	36.7	1,926.0	27.3	1,411.1
Accrued and other current liabilities	185.3	9,712.1	165.0	8,528.8
Notes payable	17.3	905.7	23.0	1,188.9
Long-term debt	3,018.5	158,197.9	3,156.2	163,144.0
	3,257.8	170,741.7	3,371.5	174,272.8
Net foreign currency-
denominated liabilities	US$3,083.5	Php161,605.4	US$3,185.4	Php164,653.3

In translating the foreign currency-denominated monetary assets and liabilities, the exchange rates used were Php52.410 = US$1.00 and Php51.690 = US$1.00, the peso-dollar exchange rates as at September 30, 2002 and December 31, 2001, respectively.

21.      Financial Instruments

Currency Swap and Interest Rate Swap Agreements

PLDT

In January 2001, PLDT entered into a U.S. dollar/Japanese yen swap agreement to swap the coupon on US$175 million of its outstanding fixed rate notes for a floating rate Japanese yen amount. In September 2002, PLDT terminated this swap agreement for which it received payment of US$12.16 million (Php633.2 million), net of outstanding receivables at termination date. This amount was recorded as other income in the unaudited statement of income.

In June 2001, PLDT entered into a U.S. dollar/Philippine peso resettable cross-currency swap contract to swap US$100.0 million of outstanding PLDT Notes into a predetermined peso amount based on an initial average exchange rate of Php51.975 = US$1.00. In February and May 2002, PLDT entered into similar contracts to hedge a total additional amount of US$150 million of outstanding PLDT Notes, based on respective initial exchange rates of Php51.30 = US$1.00 and Php49.80 = US$1.00. As of September 30, 2002, hedge rates for these contracts were reset to an average exchange rate of Php49.43 = US$1.00.

Smart

Smart has existing currency swap agreements with a foreign financial institution, under which it swapped its U.S. dollar-denominated loan exposure for peso loan exposure, with semi-annual payment intervals up to April 30, 2003. As of September 30, 2002 and December 31, 2001, Smart’s outstanding obligations under these currency swap agreements amounted to US$101.1 million (Php5,292.1 million) and US$114.5 million (Php5,918.5 million), respectively.

Forward Exchange Contracts

PLDT

PLDT’s outstanding forward foreign exchange contracts amounted to US$268.7 million (Php14,082.6 million) and US$285.6 million (Php14,762.7 million) as of September 30, 2002 and December 31, 2001, respectively. Revaluation losses on these contracts, which offset the corresponding gains on the hedged transactions, amounted to Php122.4 million and Php36.2 million, respectively. Amortization of premium amounted to Php682.7 million and Php319.2 million for the nine months ended September 30, 2002 and 2001, respectively.

Smart

Smart’s outstanding U.S. dollar-denominated forward foreign exchange contracts amounted to US$20.3 million (Php1,036.5 million) and US$12.4 million (Php659.7 million) as of September 30, 2002 and December 31, 2001, respectively. There were no outstanding third currency forward exchange as of September 30, 2002 and December 31, 2001. For the nine months ended September 30, 2002 and 2001, a Php26.4 million loss on hedged transactions and a net gain of Php51.3 million, respectively, were charged to operations.

22.      Reportable Segments

SFAS No. 31, “Segment Reporting,” which became effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s affiliate Piltel, and PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiary Smart and PLDT’s affiliate Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Satellite; ACeS Philippines; and Telesat; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

The segment assets as of September 30, 2002 (unaudited) and December 31, 2001 (audited) and results of operations of our reportable segments for the nine months ended September 30, 2002 and 2001 (both unaudited) reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Total
		(In Million Pesos)
As of and for the nine months ended September 30, 2002
Operating revenues	33,929.5	24,376.5	623.2	58,929.2
Operating expenses	23,989.6	19,044.0	942.0	43,975.6
Operating income (loss)	9,939.9	5,332.5	(318.8)	14,953.6
Segment assets	221,432.4	76,170.6	3,714.0	301,317.0
Segment liabilities	158,584.4	39,717.8	2,833.2	201,135.4
As of December 31, 2001 and for the nine months ended September 30, 2001
Operating revenues	35,846.9	17,408.6	328.2	53,583.7
Operating expenses	25,039.5	15,688.8	514.5	41,242.8
Operating income (loss)	10,807.4	1,719.8	(186.3)	12,340.9
Segment assets	228,915.7	77,222.2	3,223.8	309,361.7
Segment liabilities	166,834.6	43,193.1	2,646.6	212,674.3

23.      Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine IGF operators, six IXCs, six CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlement with interconnecting IGF operators is in the form of access charges, whereas settlement with interconnecting IXCs and LECs for toll calls is based on revenue sharing. Settlement with CMTS operators for local calls also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges. The cost of investment in interconnection facilities is shared equally between interconnecting operators.

b. Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

24.      Reclassification of Accounts

Certain accounts in the 2001 financial statements have been reclassified to conform with the 2002 financial statements presentation.